
09010046

COHEN & STEERS

ANNUAL REPORT 2008

COHEN & STEERS

COHEN & STEERS

Since the inception of our firm in 1986, Cohen & Steers has recognized the power of equity securities that provide dividend income and the potential for diversification. Today, we specialize in U.S. and international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. The company also offers alternative investment strategies such as hedged real estate securities portfolios and private real estate multimanager strategies. Our investment portfolios are available through a range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. Investment research and active portfolio management remain the cornerstones of our business.



ASSETS UNDER MANAGEMENT

$ billions for the year ended December 31

REVENUE*

$ millions for the year ended December 31



30
25
20
15
10
5
0
$5.7
$6.6
$11.7
$18.3
$20.5
$29.9
$29.8
$15.1
01
02
03
04
05
06
07
08
300
200
100
0
$32.4
$42.2
$59.1
$106.0
$134.4
$172.7
$255.1
$185.8
01
02
03
04
05
06
07
08

* From continuing operations

TO OUR SHAREHOLDERS

To describe 2008 as the most challenging year in modern financial market history would be an understatement. It was a year in which nearly every corner of the financial markets experienced severe disruption, where many of the old rules failed to work, almost all assets suffered price deflation and the near-collapse of the banking system worldwide forced unprecedented monetary and fiscal measures of a size that would never have been thinkable. At this writing, this process is continuing. And the outcome is still uncertain.

Our company was not immune from this disruptive environment. We reported net income from continuing operations of $25.1 million, or $0.60 per diluted share—a decrease of 63.2% from $68.1 million, or $1.60 per diluted share in 2007. Adjusting for certain items and charges taken in the year, we reported net profits of $0.92 per share, a decrease of 45.2% from adjusted 2007 EPS of $1.68. Our assets under management (AUM) declined by 49.3%, from $29.8 billion at year-end 2007 to $15.1 billion at year-end 2008.

Accounting for this decline in AUM, we had very modest net outflows of $59 million in our institutional accounts and net outflows of $1.2 billion from our open-end funds. We consider both of these statistics to be quite good—in light of the market decline we would have expected a much higher level of outflows from both channels. We are particularly heartened by our institutional business, as we added 7 new separate accounts during the year. The substantial decline in the stock market required us to reduce the leverage in our closed-end funds in the net amount of $2.1 billion. The balance of the decline in our AUM was primarily due to market depreciation.

Our relative investment performance, the most important metric that we use to measure our success, was uniformly good across all of our investment strategies. While absolute returns were negative, we managed to outperform our benchmarks and most of our competitors. As evidence of this, according to a UBS analysis,* in 2008 Cohen & Steers funds had an industry-leading 96% of assets in the top half of their Lipper category peers.

Our company faced a number of challenges aside from the hostile financial market. Most notably, early in the year the market for Auction Market Preferreds (AMPs), once one of the most reliable and safest sources of leverage for closed-end funds and other borrowers, seized up and failed to function due to illiquidity in the brokerage industry. We refinanced a

* UBS Securities LLC—*"The Monthly Fund Run Takeaways,"* January 20, 2009.

good deal of our AMPs, replacing them with attractive bank financing—no small feat in light of the ongoing problems in the banking industry. We also recorded losses of $14 million from marketable securities in our corporate investment portfolio. Despite this, our balance sheet remained as solid as any in the industry. We ended the year with $167 million in liquidity, and not a penny of short- or long-term debt.

Managing in an Adverse Environment

Throughout the year, management took a number of steps to ensure that our company will remain strong and will emerge from this period in an excellent financial and market position. While we are unable to control the markets we invest in, we did take firm control of those factors that we are able to influence.

Our first step was to ensure that all of our investment strategies were performing at or near the top of their peer groups and in excess of their benchmarks. At all times, it is incumbent on us to maintain our strong track records and our leading industry position. Accomplishing this, we believe, is testimony to the talented teams we have assembled over the years; teams that remain intact despite hostile market conditions. Performance has been and always will be our major product, and on this score we did exceptionally well in 2008. Further, we remain committed to retaining our top investment talent as well as the individuals and systems that are required to support them.

Second, we managed our expenses as prudently as possible. Despite our decline in revenues throughout the year, we maintained a strong operating margin and remained disciplined with respect to our compensation to revenue ratio. We reduced expenses that, given our lower revenues, had become unnecessary. This included modestly reducing headcount. Much of this cost reduction will have a greater impact on our results in 2009 and beyond. One of the more difficult decisions that we made was to discontinue our Investment Banking segment. This was a profitable business for us in past years but, in contrast to the asset management business, was very unpredictable and volatile. In 2008 this segment recorded an after-tax loss of $7.0 million, including expenses incurred due to its termination. After a thorough analysis, we concluded that the company's resources are better directed solely toward our asset management business.

Third, we continued to pursue growth initiatives. We believe that this period of turmoil will present a number of opportunities for us. While many investment managers are rationalizing or reducing their business, or exiting altogether, strong organizations like ours should enjoy greater success in a less competitive environment. This requires a number of commitments on our part. In addition to maintaining best-in-class investment teams, we need to maintain the infrastructure to support their efforts. Our marketing initiatives are as strong as ever, as we expect asset gathering to be critical to our future growth, whatever market conditions we face.

We are relentless in our efforts to diversify our investment offerings. Our large cap value investment strategy enjoyed great success in 2008—investment performance was exceptional, we recorded $500 million in net inflows, and we added a number of clients that have funded new and substantial mandates in late 2008 and early 2009. We executed on our initiative to establish a long-short global real estate capability, and this team is off to a strong start with respect to investment performance. We lifted out an experienced team that manages funds of private real estate funds. This is an area we expect to grow significantly as investors seek professional selection of real estate investment alternatives as well as diversification among managers. And finally, our global infrastructure effort is enjoying good success in winning institutional mandates. We are confident that significant private and public resources will be dedicated to this area of investment over the next several years, and we expect to stay at the forefront of this trend.

The Investment Landscape Has Changed

In the past year a great number of investment strategies and business models have been rendered obsolete, at least for the foreseeable future. We believe that investments that offer liquidity—at all times, and with no exceptions—will be sought by investors of all types. Strategies that are uncomplicated, rational and understandable will be in much greater favor than the many exotic ones that surprised and failed investors in 2008. Transparency with respect to both the client's investment portfolio and the team that manages it are again of paramount importance. And finally, income, for which there is an ever-growing need, will be more highly valued by more and more investors.

These are the principles that our company has always embraced and, as a result, we have confidence that our market position is just where we want it to be. The destruction of wealth from the recent bear market and the failure of many managers and strategies formerly considered to be "low risk/high return" are changing investor expectations with respect to both risk and return. As we have learned this past year, investors ranging from small savers to the largest institutions are reconsidering their investment objectives and the means by which they expect to achieve them.

We remain prepared to adapt to this rapidly changing investment landscape, just as we have throughout the history of our company. It would be a mistake to underestimate the severity of issues investors face and the amount of time it may take to resolve them. For this reason, we must be careful to properly balance our growth initiatives with fiscal conservatism. Nonetheless, despite the challenges facing us, our company and its many talented people are energized by the opportunities that lie before us.

Martin Cohen
Co-chairman & co-chief executive officer

Robert H. Steers
Co-chairman & co-chief executive officer

Joseph M. Harvey
President

FORM 10-K

TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File No. 001-32236

COHEN & STEERS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	14-1904657 (I.R.S. Employer Identification No.)
280 Park Avenue, New York, New York (Address of Principal Executive Offices)	10017 (Zip Code)

Registrant's telephone number, including area code: (212) 832-3232

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒
Non-Accelerated Filer ☐ (Do not check if a small reporting company) Smaller reporting company ☐

Indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2008 was approximately $437 million. There is no non-voting common stock of the Registrant outstanding.

As of March 11, 2009, there were 44,626,415 shares of the Registrant's common stock issued and outstanding.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement of Cohen & Steers, Inc. to be filed pursuant to Regulation 14A of the general rules and regulations under the Securities Exchange Act of 1934, as amended, for the 2009 annual meeting of stockholders scheduled to be held on May 8, 2009 ("Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business

OVERVIEW

Cohen & Steers, Inc. ("CNS"), a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries manages income-oriented equity portfolios specializing in U.S. and international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. CNS and its subsidiaries are collectively referred to as the "Company," "we," "us" or "our." We also offer alternative investment strategies such as hedged real estate securities portfolios and private real estate multimanager strategies. We serve individual and institutional investors through a broad range of investment vehicles.

We completed the initial public offering of our common stock in 2004. Prior to the completion of the initial public offering and pursuant to a reorganization into a holding company structure, CNS became the parent holding company of Cohen & Steers Capital Management, Inc. ("CSCM"), our asset management subsidiary, and together with our direct and indirect subsidiaries, succeeded to the business conducted by CSCM and its subsidiaries since 1986.

Discontinued Operations

On December 5, 2008, the Company announced its plan to exit the investment banking business and sell its membership interest in Cohen & Steers Capital Advisors, LLC ("Advisors"), one of CNS's significant wholly-owned subsidiaries.

On February 25, 2009, CSCM entered into a Purchase Agreement to sell its membership interest in Advisors to an entity controlled by the former managing directors of Advisors. The closing of this transaction is subject to approval from the Financial Industry Regulatory Authority ("FINRA") which is expected to occur in the second quarter of 2009.

In conjunction with our decision to exit the investment banking business, the results from the investment banking activities, which have historically been reported as a separate business segment, Investment Banking, are reflected in discontinued operations in our consolidated financial statements. All periods presented reflect this change.

Business Developments

Our revenue is derived primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client's portfolio. Revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

At December 31, 2008, we managed $15.1 billion in assets—$4.3 billion in 11 closed-end mutual funds, $4.3 billion in 15 open-end mutual funds and $6.5 billion in 89 institutional separate account portfolios for institutional investors.

The assets we manage decreased 49.3% to $15.1 billion at December 31, 2008 from $29.8 billion at December 31, 2007. Changes in the assets we manage can come from two sources—inflows (or outflows) and market appreciation (or depreciation). The $14.7 billion decrease in the assets we managed from 2007 to 2008 was the result of market depreciation of $11.3 billion and net outflows of $3.4 billion.

While we have maintained our position as one of the nation's largest managers of real estate mutual funds, we have continued to diversify our asset management capabilities and expand our product offerings by:

- Establishing a long-short global real estate capability;
- Hiring a team to manage funds of private real estate funds;
- Restructuring the Global Infrastructure Fund to include all global listed infrastructure securities—that is, securities issued by utilities, pipelines, toll roads, airports, marine ports and telecommunications companies; and
- Providing an index to the Cohen & Steers Global Realty Majors exchange-traded fund (GRI) which was launched on May 9, 2008. GRI seeks investment results that correspond to the performance of the Cohen & Steers Global Realty Majors Index (GRM), which comprises securities of companies that have been evaluated

on management strength and track record, market position, and the composition and quality of their real estate portfolios, among other factors.

Account Types

We manage three types of accounts: closed-end mutual funds, open-end mutual funds and institutional separate accounts.

Closed-End Mutual Funds. The 11 closed-end mutual funds for which we are the investment advisor are registered investment companies that have issued a fixed number of shares through public offerings. These shares are listed on the New York Stock Exchange and cannot be redeemed by their shareholders. The trading price of the shares of a closed-end mutual fund is determined by supply and demand in the marketplace, which means the shares may trade at a premium or discount to the net asset value of the funds.

Investment advisory fees for the closed-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and prevailing market conditions at the time each closed-end mutual fund initially offered its shares to the public. In addition, we receive a separate fee for providing administrative services to nine of the 11 closed-end mutual funds at a rate that is designed to reimburse us for the cost of providing these services. For services under the investment advisory and administration agreements, closed-end mutual funds pay us a monthly fee based on a percentage of the fund's average daily net assets. In the years ended December 31, 2008, 2007 and 2006, investment advisory and administrative fees from our closed-end mutual funds totaled approximately $61.9 million, $78.0 million and $67.2 million, respectively, and accounted for 38%, 36% and 44%, respectively, of investment advisory and administrative fee revenue.

In order to reduce expenses for certain of the closed-end mutual funds, we have agreed to waive a portion of the investment advisory fees otherwise payable by such funds. These waivers began to expire in January 2006 and continue through March 2012. Each of our investment advisory agreements with a closed-end mutual fund, including the fees payable under the waiver agreements, is subject, following the initial two year term, to annual approval by the mutual fund's board of directors, including at least a majority of the independent directors. Our investment advisory and administration agreements with the closed-end mutual funds are generally terminable upon 60 or fewer days notice.

The table below describes each such closed-end mutual fund's investment advisory fee charged in 2008 and what is scheduled to be charged, after giving effect to the amount of the fee that we have agreed to waive for each year (as a percentage of managed assets):

Year	Cohen & Steers Advantage Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Quality Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Premium Income Realty Fund, Inc. (through 8/31)	Cohen & Steers REIT and Utility Income Fund, Inc. (through 1/31)	Cohen & Steers Select Utility Fund, Inc. (through 3/31)	Cohen & Steers Worldwide Realty Income Fund, Inc. (through 3/31)
2008	0.64%	0.65%	0.65%	0.65%	0.65%	0.80%
2009	0.71%	0.71%	0.70%	0.70%	0.70%	0.95%
2010	0.78%	0.77%	0.75%	0.75%	0.75%	0.95%
2011	0.85%	0.83%	0.80%	0.80%	0.80%	0.95%
2012	0.85%	0.85%	0.80%	0.85%	0.85%	0.95%

Open-End Mutual Funds. The 15 open-end mutual funds for which we are the investment advisor offer and issue new shares continuously as funds are invested and redeem shares when funds are withdrawn. The share price for purchases and redemptions of each of the open-end mutual funds is determined by each fund's net asset value, which is calculated at the end of each business day. The net asset value per share is the current value of a fund's assets less liabilities, divided by the fund's total shares outstanding.

Investment advisory fees for the open-end mutual funds vary based on each fund's investment objective and strategy, fees charged by other comparable mutual funds and the nature of the investors to whom the mutual fund is offered. In addition, we receive a separate fee for providing administrative services to each open-end mutual fund at a rate that is designed to reimburse us for the cost of providing these services. Each of the open-end mutual funds pays us a monthly administration fee based on a percentage of the fund's average daily net assets. In the years ended December 31, 2008, 2007 and 2006, investment advisory and administrative fees from our open-end mutual funds totaled approximately $63.4 million, $92.7 million and $58.9 million, respectively, and accounted for 39%, 43% and 39%, respectively, of investment advisory and administrative fee revenue.

Our investment advisory and administration agreements with the open-end mutual funds are generally terminable upon 60 or fewer days notice, and each investment advisory agreement, including the fees payable thereunder, is subject to annual approval, after the first two years, by the open-end mutual fund's board, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act of 1940 (the "Investment Company Act").

Institutional Separate Accounts. The 89 institutional separate accounts for which we are the investment advisor represent portfolios of securities we manage for institutional clients. We manage the assets in each institutional separate account in a manner tailored to the investment preferences of that individual client as defined within each client's individual investment advisory agreement. Our investment advisory agreements with the institutional separate account clients are generally terminable upon 60 days notice. In the years ended December 31, 2008, 2007 and 2006, investment advisory fees from our institutional separate accounts totaled approximately $38.5 million, $46.6 million and $25.3 million, respectively, and accounted for 24%, 21% and 17%, respectively, of investment advisory and administrative fee revenue.

Sub-advisory assets, which may be sold to retail investors, are included in our institutional separate account assets. Sub-advisory assets represent accounts for which we have been named as a sub-advisor by the investment advisor to that account. As sub-advisor, we have responsibility for managing the portfolio's investments, while the investment advisor oversees our performance as sub-advisor. Wrap fee assets represent assets received from investment programs, which bundle a number of investment services for one fee.

Portfolio Consulting and Other Services. As portfolio consultant, we provide several services in connection with investment products such as unit investment trusts ("UITs"). A UIT is a registered investment company that holds a portfolio of securities that generally does not change during the life of the product (generally two to five years) except that the sponsor of the UIT may sell portfolio securities under certain narrowly defined circumstances. As portfolio consultant to a number of UITs, we construct a portfolio of securities that we believe is well suited to satisfying the investment objective of the UIT. We also provide ongoing portfolio monitoring services related to the portfolio. Finally, we provide a license to certain firms to use our name in connection with certain of their investment products. At December 31, 2008, we provided such advisory consulting services to UITs with aggregate assets of $1.0 billion. These assets are not included in the assets we manage.

In addition, we maintain two proprietary indices, Cohen & Steers Realty Majors Index (RMP) and GRM, which are the basis for the iShares Cohen & Steers Realty Majors Index Fund (ICF) sponsored by Barclays and GRI sponsored by ALPS, respectively. We earn a licensing fee based on the funds' assets for the use of our indices.

Our fee schedules for these relationships vary based on the type of services we provide for each relationship.

Our Investment Process. Our investment process is based on fundamental portfolio and company research. Our investment committees and portfolio managers formulate investment strategies that take into account the economy, industry fundamentals and valuation for each of our portfolio strategies. An investment committee oversees the portfolio manager and research team responsible for each of our portfolio strategies. Martin Cohen and Robert H. Steers, our co-chairmen and co-chief executive officers, and Joseph M. Harvey, our president, head our investment committees.

Our research analysts must subject the companies that they cover to a detailed fundamental analysis. They focus on a company's management, business plan, balance sheet, industry position and corporate governance. We also require our research analysts to spend a significant amount of time interacting with and visiting company management, as well as talking to competitors, vendors, analysts and other industry participants. Investment performance is a primary determinant of incentive compensation for our investment professionals.

We have developed valuation models that are unique to each of our portfolio strategies. These models have been shown to be highly effective in identifying relative value. We use our valuation models daily to build and manage portfolios with the strict discipline to which we adhere.

Each of the portfolios that we currently manage adheres to one of the following investment strategies, which may employ leverage:

U.S. Realty Total Return is a core U.S. real estate investment trust ("REIT") strategy that seeks total return with a balance of current income and capital appreciation.

U.S. Realty Focus is a concentrated U.S. REIT strategy that seeks maximum total return.

U.S. Realty Income is a U.S. REIT strategy that seeks above-average income and capital appreciation.

Global Realty Income is a strategy that invests in real estate securities of companies based in the United States and in other countries that seeks above-average income and capital appreciation.

Global Real Estate Securities is a strategy that invests in real estate securities of companies based in the United States and in other developed and emerging countries that seeks total return.

International Real Estate Securities is a total return-oriented strategy that invests in real estate securities of companies based outside the United States.

European Real Estate Securities is a total return-oriented strategy that invests in real estate securities of companies based in Europe.

Asia Pacific Real Estate Securities is a total return-oriented strategy that invests in real estate securities of companies based in Asia and the Pacific.

Large Cap Value is a total return strategy that invests predominately in large capitalization securities of U.S. based companies with above-average dividend growth.

REIT Preferred Securities is an income-oriented strategy that invests exclusively in REIT preferred securities.

Preferred Securities is an income-oriented strategy that invests exclusively in preferred securities.

REIT and Preferred is a balanced strategy combining the equity characteristics of REITs with the fixed income characteristics of preferred securities.

REIT and Utility is a balanced strategy combining the equity characteristics of both REITs and utility securities.

Global Listed Infrastructure is a total return-oriented strategy that invests exclusively in publicly traded infrastructure companies around the world and seeks above average income.

Closed-end Opportunity is a total return strategy consisting of high current income and potential capital appreciation that invests in the common stock of other closed-end mutual funds.

Global Income Builder is a total return strategy that allocates to all five of our dividend-oriented portfolios and employs a covered call options overwriting strategy to enhance current income.

Global Real Estate Long-Short is a strategy that makes long and short investments in real estate securities to maximize absolute and risk-adjusted returns with modest volatility.

Global Private Real Estate Multimanager is a strategy that invests in private global real estate funds that provide the potential for attractive risk-adjusted returns.

Our Distribution Network. Our distribution network encompasses the major channels in the asset management industry, including large brokerage firms, registered investment advisors and institutional investors. The open-end mutual funds for which we are the investment advisor are available for purchase with and without commissions through full service and discount broker/dealers and the significant networks serving financial advisors. We provide advisory and administration services to our closed-end and open-end mutual funds under the Cohen & Steers brand name.

Our institutional separate account relationships extend to institutions such as pension and endowment funds and insurance companies, and to high net worth individuals. Institutional separate account assets include investment sub-advisory portfolios managed for several mutual funds and variable annuity funds, with assets of approximately $2.6 billion as of December 31, 2008. These funds are sponsored by other financial institutions and are distributed in the United States, Canada, Europe, Australia and Japan.

Competition

We face substantial competition in every aspect of our business. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of client relationships. Fee competition also affects the business, as do compensation, administration, commissions and/or other expenses paid to intermediaries.

Performance and price are the principal methods of competition. Prospective clients and mutual fund shareholders will typically base their decisions on our ability to generate returns that exceed a market index, i.e. our "performance," and on our fees, or "price." Individual mutual fund holders may also base their decision on the ability to access the mutual funds we manage through a particular distribution channel. Institutional separate account clients are often advised by consultants who may include other factors in their decisions for these clients.

We compete with a large number of global and U.S. investment advisors, commercial banks, broker/dealers, insurance companies and other financial institutions. We are considered a small to mid-sized investment advisory firm. Many competing firms are parts of larger financial services companies and attract business through numerous means including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker/dealers.

More specifically, in the real estate securities investment advisory business we face competition from a variety of competitors. Real estate security mutual fund sponsors include: large nationally recognized investment advisory firms that offer a variety of mutual funds across many different asset types; investment advisors that offer mutual funds whose primary investment objective is income; smaller boutique type firms that specialize solely in publicly traded real estate securities and firms that invest directly in real estate. Additionally, a number of financial advisors offer clients the ability to manage separate real estate security portfolios.

The growing acceptance of REITs and other high-income equity securities by both institutional and individual investors has encouraged a number of firms to begin managing income oriented equity securities, and our competitors seek to expand their market share among the same client base that we serve. Financial intermediaries that provide our products to their clients may also provide competing products. Many current and potential competitors have greater brand name recognition and more extensive client bases, which could be to our disadvantage. In addition, our larger competitors have more resources and may have more leverage to expand their distribution channels and capture market share through ongoing business relationships and extensive marketing efforts. Conversely, relative to our larger competitors, we are potentially able to grow our business at a faster rate from a relatively smaller asset base. In addition, we believe we are able to shift resources to respond to changing market conditions more quickly than many larger investment advisory firms.

The open-end mutual funds for which we are the investment advisor face significant competition from other open-end mutual funds, exchange traded funds and other investment companies and hedge funds. They vary both in size and investment philosophy and their shares are offered to the public on a load and no load basis. Advertising, sales promotions, the type and quality of services offered and investment performance influence competition for open-end mutual fund sales.

On an annual basis, investment advisory fees for the mutual funds we manage are subject to approval by the mutual fund board of directors, as well as by a majority of the directors who are not interested persons, as defined by the Investment Company Act. On this basis, we believe that fund performance and expenses, based on the level of services we provide, for the mutual funds for which we are the investment advisor, compare favorably to competitor funds.

We also face competition in attracting and retaining qualified employees. The ability to continue to compete effectively in our business depends in part on our ability to compete effectively in the market for investment professionals.

Regulation

Our business, and the securities business in general, is subject to extensive regulation in the United States at both the federal and state level, as well as by self regulatory organizations (each, a "SRO"). The Securities and Exchange Commission ("SEC") is responsible for enforcing the federal securities laws and serves as a supervisory body for all federally registered investment advisors, as well as for national securities exchanges and associations.

CSCM is registered as an investment advisor with the SEC and is subject to the requirements and regulations of the Investment Advisers Act of 1940 (the "Advisers Act"). Such requirements relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. Moreover, in our capacity as an investment advisor to mutual funds, we are subject to the Investment Company Act and its rules and regulations. The Investment Company Act regulates the relationship between a mutual fund and its investment advisor and prohibits or severely restricts principal transactions and joint transactions between a mutual fund and its investment advisor and other affiliates.

Our subsidiaries, Advisors and Cohen & Steers Securities, LLC ("Securities"), are broker/dealers. The regulation of broker/dealers has, to a large extent, been delegated by the federal securities laws to SROs, which adopt rules that govern the industry. FINRA is the designated SRO for Advisors and Securities and conducts periodic examinations of their operations. Broker/dealers are subject to regulations which cover all aspects of the securities business, including sales practices, market making and trading among broker/dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Our registered broker/dealer subsidiaries are each subject to certain net capital requirements under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The net capital requirements, which specify minimum net capital levels for registered broker/dealers, are designed to measure the financial soundness and liquidity of broker/dealers. In addition, these subsidiaries are subject to regulation under the laws of the states and territories in which they are registered to conduct securities or investment advisory business.

Our subsidiaries are subject to the USA PATRIOT Act of 2001 (the "PATRIOT Act"), which contains the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The PATRIOT Act contains anti-money laundering measures affecting insured depository institutions, broker/dealers and certain financial institutions. The PATRIOT Act requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. We have established policies and procedures designed to ensure compliance with the PATRIOT Act and the related regulations.

Our subsidiaries, Cohen & Steers Asia Limited, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. are subject to the laws of Hong Kong, the United Kingdom and Belgium, respectively, and are regulated by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority and the Belgium Banking, Finance and Insurance Commission, respectively. They each have developed comprehensive compliance systems in order to satisfy applicable regulatory requirements. Cohen & Steers Europe S.A. is also regulated by the Luxembourg Commission de Surveillance de Secteaur Financier. In addition, Cohen & Steers UK Limited and Cohen & Steers Europe S.A. must comply with the pan-European regime established by the Markets in Financial Instruments Directive which regulates the provision of investment services throughout the European Economic Area, as well as the Capital Requirements Directive, which delineates regulatory capital requirements.

The failure of our internal operations to comply with the applicable regulatory frameworks could have a material adverse effect on us.

Additional legislation, changes in rules promulgated by the SEC, other international, federal and state regulatory authorities and SROs, or changes in the interpretation or enforcement of existing laws and rules may directly affect our method of operation and profitability. Our profitability could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation and electronic commerce. In addition, the SEC and other governmental agencies have been very active in investigating the mutual fund industry. The SEC has adopted and proposed various rules, and legislation has been introduced in Congress, the effect of which will further regulate the mutual fund industry and impose additional compliance obligations, and costs for fulfilling such obligations, on us.

Employees

As of December 31, 2008, we had 202 full-time employees. None of our employees are subject to any collective bargaining agreements. We believe we have good relations with our employees.

Available Information

We file annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the SEC. We make available free of charge on or through our website at ***www.cohenandsteers.com*** our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and all amendments to those reports) as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC, and also make available on our website the charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors, our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive and Senior Financial Officers and our Corporate Governance Guidelines. Further, we will provide, without charge upon written request, a copy of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as well as the committee charters, our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive and Senior Financial Officers and our Corporate Governance Guidelines. Requests for copies should be addressed to Salvatore Rappa, Senior Vice President and Associate General Counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, New York 10017. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the SEC, including our filings, are also available to the public from the SEC's website at ***http://www.sec.gov.***

Item 1A. Risk Factors

Risks Related to Our Business

We depend on Martin Cohen and Robert Steers, our co-chairmen and co-chief executive officers, and the loss of their services would have a material adverse effect on us.

We depend on the efforts of Mr. Cohen and Mr. Steers. Mr. Cohen and Mr. Steers head each of our investment committees with our president, Joseph Harvey, and they oversee the portfolio manager and research teams responsible for each of our portfolio strategies. Although we expect Mr. Cohen and Mr. Steers to continue to act in their current positions, the loss of their services would have a material adverse effect on us.

Our ability to operate our company effectively could be impaired if we lose, fail to retain or recruit key personnel.

The market for qualified portfolio managers is extremely competitive. It is imperative for us to add and retain the portfolio managers and investment analysts that form the foundation of our company. However, we may not be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain institutional separate account clients, and result in the loss of such accounts. Further, we employ compensation mechanisms involving the use of equity compensation that may not be effective, especially if the market price of our common stock declines. The loss of key personnel or the inability to recruit and retain portfolio managers or marketing personnel could have a material adverse effect on our business.

A decline in the prices of securities could lead to a decline in revenue and earnings.

A significant portion of our revenue is derived from the investment advisory and administration fees we receive from our clients. These fees are based on the market value of the assets underlying the agreements that govern the fee calculations. Accordingly, a decline in the price of the securities in which we invest on behalf of our clients generally, and real estate securities in particular, could cause our revenue and earnings to decline. For example, the unprecedented turmoil in the global capital markets and in the REIT industry in particular during 2008 had a significant material adverse effect on the value of the assets we manage and our earnings and revenue, causing our assets under management to decline by $11.3 billion due to market depreciation. In addition, a continued decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenue and earnings.

The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events.

Our operating margin may also be adversely affected by our fixed costs and other expenses and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in our assets under management.

A general decline in the performance of securities in the real estate sector could have an adverse effect on the assets we manage and our revenue.

As of December 31, 2008, 45% of the assets we managed were concentrated in U.S. real estate common stocks and 25% were concentrated in non-U.S. real estate securities. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk. The returns from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels, and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, the income and ability of a real estate company to make payments of any interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. In addition, real property and loans on real property may be subject to the quality of credit extended and defaults by borrowers and tenants. Real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain properties and, consequently, its ability to control decisions relating to such properties may be limited. Declines in the performance of real estate securities (such as that which occurred in the fourth quarter of 2008 and extended into 2009) could reduce the assets we manage and our revenue.

Our growth may be constrained by the limited size and number of issuers in the real estate securities market.

Real estate securities investment continues to play an important role in the overall prospects of our business. Our ability to continue our growth in real estate securities management depends in part on growth in the size and number of issuers in the real estate securities market, particularly in the United States. For example, due to the constraints in the size and number of U.S. public real estate securities and issuers, we have in the past and may in the future stop accepting new assets in real estate securities institutional separate account portfolios in certain strategies and in certain open-end mutual funds. We also may be constrained in our ability to sponsor new closed-end mutual funds that invest primarily or significantly in U.S. real estate securities. Such constraints may impair our ability to increase the assets we manage and our revenue.

We may have limited ability to raise additional closed-end mutual fund assets to manage.

Market conditions currently preclude us from increasing the assets we manage in closed-end mutual funds. A significant portion of our growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end mutual funds. As of December 31, 2008, we raised $9.4 billion in closed-end mutual fund offerings of common and preferred shares since May 2001, none of which was raised in 2008. The market conditions for these offerings may continue to be unfavorable in the future, which will adversely impact our ability to grow the assets we manage and our revenue.

At December 31, 2008, our closed-end mutual funds had $1.3 billion in outstanding auction market preferred securities ("AMPS"). AMPS are perpetual securities with dividend rates that are reset periodically—often weekly or monthly—when buyers and sellers come together at an auction. There is currently an imbalance between the number of buyers and sellers in the AMPS market that has resulted in a number of "failed auctions." This has created a lack of liquidity for AMPS investors. We cannot predict when the capital markets will come back into balance to achieve successful auctions for these securities and there is no assurance that market conditions will not change, which may require us to redeem or replace the AMPS issued by our closed-end mutual funds with an alternative form of financing.

As a result of the declining net asset values in certain closed-end mutual funds, the Company redeemed $2.1 billion of AMPS in the year ended December 31, 2008 to maintain the required leverage ratio. The Company constantly monitors these ratios and, depending on market conditions, could experience additional net flows in its closed-end mutual funds.

Our clients can withdraw the assets we manage on short notice, making our future client and revenue base unpredictable.

Our investment advisory and administration agreements are generally terminable upon 60 or fewer days notice. In addition, open-end mutual fund investors may redeem their investments in the mutual funds at any time without prior notice. Moreover, each investment advisory agreement, including the fees payable thereunder, with a mutual fund is subject to annual approval by the mutual fund's board, as well as by a majority of the directors who are not interested persons as defined by the Investment Company Act; such approval may not be granted. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationships with us, reduce the aggregate amount of the assets we manage or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares, increased redemptions of mutual fund shares, and the loss of institutional or individual accounts. Under certain circumstances, stockholder activists may pressure closed-end mutual funds for which we are the investment advisor to tender for their shares, open-end, liquidate or take other actions that may adversely affect the fees we receive from the affected closed-end mutual funds. The decrease in revenue that could result from any such event could have a material adverse effect on our business.

In addition, as required by the Investment Company Act and the Advisers Act, each of our investment advisory agreements automatically terminates upon its "assignment." A sale of a sufficient number of shares of our voting securities could be deemed an "assignment" in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and may adversely affect our ability to continue managing open-end and closed-end mutual funds and institutional separate accounts.

Loss of significant separate accounts would decrease our revenue.

At December 31, 2008, our three largest separate account relationships, covering numerous strategies and accounts represented approximately 48% of the separate account assets we managed and approximately 21% of the total assets we managed. Approximately 10% of our total revenue in 2008 was derived from these three separate account relationships. Loss of, or significant withdrawal from, any of these separate accounts would reduce our revenue. We have, from time to time, lost separate accounts because of decisions by our clients to reallocate their assets to different asset classes or to move their assets to our competitors. In the future, we could lose accounts under these or other circumstances, such as adverse market conditions or poor investment performance.

Future investment performance could reduce the assets we manage and our revenue and income.

Success in the asset management business is dependent on investment performance as well as distribution and client service. Relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end mutual funds, and in the loss of separately managed accounts, with corresponding decreases in revenue. Many analysts of the mutual fund business believe that investment performance is the most important factor for the growth of open-end mutual funds. Failure of our investment products to perform well could, therefore, have a material adverse effect on our results of operations and future growth.

A rise in interest rates could negatively impact our business.

Our asset management business could be negatively impacted by rising interest rates. An increase in interest rates could cause the price of certain REITs and other securities in our clients' portfolios to decline. In addition, an increase in interest rates could negatively impact net flows into open-end mutual funds and institutional separate accounts and our ability to offer new closed-end mutual funds. These events would negatively affect our revenue and net income.

The inability to access clients through intermediaries could have a material adverse effect on our business.

Our ability to distribute mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our institutional separate account asset management business depends on recommendations by consultants, financial planners and other professional advisors, as well as our existing clients. We may not be able to continue to gain access to these channels. The inability to have this access could have a material adverse effect on our business.

A significant portion of the growth in the mutual fund assets we manage in recent years has been accessed through intermediaries. Loss of any of these distribution channels, and the inability to access clients through new distribution channels, could adversely affect our results of operations and business prospects.

Fee pressures could reduce our revenue and profitability.

There has been a trend toward lower fees in some segments of the asset management business. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. In addition, the SEC has adopted rules that are designed to improve mutual fund corporate governance. These rules could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, we may not be able to maintain our current fee structure or take advantage of scheduled fee increases. Fee reductions on existing or future new business would have an adverse impact on our revenue and profitability.

Our business strategy may not be successful.

Our business strategy involves diversifying our asset management business to include products and services outside the U.S. real estate securities area. This has entailed hiring additional portfolio managers in areas in which we do not have significant prior experience, including the global real estate long-short strategy and multimanager strategy, as well as opening offices both within and outside the United States. In the future, it may entail acquiring other asset management firms.

We may not be successful in locating and hiring or acquiring such portfolio managers or asset management firms and any such hiring activity or acquisitions may not be successful. In addition, our business prospects and future growth are subject to our ability to successfully manage multiple offices and navigate legal and regulatory systems outside the United States. Furthermore, a change in the current tax treatment of dividends could adversely impact our business strategy.

We could suffer losses in earnings or revenue if our reputation is harmed.

Our reputation is important to the success of our business. We believe that the Cohen & Steers brand has been, and continues to be, well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our reputation is harmed, existing clients may reduce amounts held in, or withdraw entirely from, funds that we advise or funds may terminate their management agreements with us, which could reduce the amount of assets under management and cause us to suffer a corresponding loss in earnings or revenue. Moreover, reputational harm may cause us to lose current employees and we may be unable to continue to attract new ones with similar qualifications, motivations or skills. If we fail to address, or appear to fail to address, successfully and promptly the underlying causes of any reputational harm, we may be unsuccessful in repairing any existing harm to our reputation and our future business prospects would likely be affected.

The soundness of other financial institutions could adversely affect our business.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Cohen & Steers, and the funds and accounts that it manages, have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry. Many of these transactions expose Cohen & Steers or the funds and accounts that it manages to credit risk in the event of default of its counterparty or client. There is no assurance that any such losses would not materially and adversely impact our revenues and earnings.

Expansion into international markets increases our operational, regulatory and other risks.

We have increased our international business activities over the past several years. As a result of such expansion, we face increased operational, regulatory, reputation and foreign exchange rate risks. The failure of our compliance and internal control systems to properly mitigate such additional risks, or of our operating infrastructure to support such international expansion, could result in operational failures and regulatory fines or sanctions.

Compliance failures and changes in regulation could adversely affect us.

Our asset management business is subject to client guidelines and our mutual fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses that could be recovered by the client from us in certain circumstances.

Our business are also subject to extensive regulation in the United States, including by the SEC and FINRA and internationally, including the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority, the Belgium Banking, Finance and Insurance Commission and the Luxembourg Commission de Surveillance de Secteaur Financier. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as an investment advisor or broker/dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us. These changes could have a substantial impact on the regulation and operation of mutual funds and could adversely affect the assets we manage and our revenue and net income.

Regulatory developments designed to increase the independence of mutual fund boards of directors may result in downward pressure on our fees and could result in mutual funds not renewing their investment advisory and administration agreements with us.

The SEC has adopted rules relating to the composition of mutual fund boards of directors and the practices of the independent directors who serve on those boards. The SEC has also adopted rules that require mutual fund shareholder reports to discuss, in reasonable detail, the material factors and conclusions that formed the basis for the approval by a mutual fund's board of directors of any investment advisory agreement, including the fees payable under the agreement. The board of directors of each mutual fund for which we are the investment advisor, including at least a majority of the mutual fund's independent directors, must determine both initially and, following the initial two year term, annually thereafter that the mutual fund's investment advisory fee is reasonable in relation to, among other things, the performance of the mutual fund, the services provided by the investment advisor and the advisory fees charged to comparable mutual funds. These directors have a fiduciary duty to the mutual fund shareholders. If regulatory developments designed to increase the independence of mutual fund boards of directors result in reductions in the fees payable to other fund managers, this could in turn result in downward pressure on our fees. In addition, the continued receipt of revenue by our asset management business is subject to the risk that our mutual fund boards of directors may determine not to renew investment advisory and administration agreements with us or that they may renew such agreements at lower fee rates than are then in effect.

Failure to comply with "fair value" pricing and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt "fair value" pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund's disclosed market timing policy. SEC rules also require our funds to ensure compliance with their own market timing policies. Our funds are subject to these rules and, in the event of non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation which could decrease our future income, or negatively impact our current business and our future growth prospects.

Regulations restricting the use of "soft dollars" could result in an increase of our expenses.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker/dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive "soft dollar credits" from broker/dealers that have the effect of defraying certain of our expenses. If the ability of asset managers to use "soft dollars" were reduced or eliminated our operating expenses would potentially have increased by approximately $3.0 million in 2008. We would expect a similar increase in operating expenses for future periods if the use of "soft dollars" was eliminated or significantly reduced.

The asset management industry is intensely competitive.

Our funds and separate accounts compete against an ever-increasing number of investment products and services sold to the public by investment management companies, investment dealers, banks, insurance companies and others. Many institutions competing with us have greater resources than we do. We compete with other providers of investment products on the basis of the products offered, the investment performance of such products, quality of service, fees charged, the level and type of financial intermediary compensation, the manner in which such products are marketed and distributed, our reputation and the services provided to investors. In addition, our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms, which generally offer competing internally and externally managed investment products which could limit the distribution of our investment products. There can be no assurance that we will be able to retain access to these channels. The inability to have such access could have a material adverse effect on our business. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or broaden distribution relationships with our competitors, the sales of our products as well as our market share, revenue and net income could decline.

Failure to maintain adequate infrastructure could impede our ability to support business growth.
We continue to experience significant growth in our business activities, both domestically and internationally. We must maintain adequate infrastructure to support this growth, including technological capacity, data centers, backup facilities and sufficient space for expanding staff levels. The failure to maintain an infrastructure commensurate with our expansion, particularly our international expansion, could impede our growth.

Our corporate investments may become impaired by further deterioration of the financial markets.
We follow an established cash investment policy and set of objectives designed to preserve capital to meet operating cash needs, achieve our liquidity requirements, generate a market return given the policy's guidelines and avoid inappropriate concentration and credit risk. Our cash, cash equivalents, and investments, available-for-sale portfolio as of December 31, 2008 consisted of bank deposits, corporate preferred and debt securities, seed investments in our mutual funds and auction market preferred securities ("AMPS"). Due to the adverse global economic conditions that continue to impact the financial markets and the specific impacts on our underlying investments, we have written down the values of certain of our investments in corporate and debt preferred securities and AMPS. For the year ended December 31, 2008, we recorded other-than-temporary impairment charges of $10.8 million (pre-tax) on our investments, available-for-sale in (loss) gain from marketable securities in our consolidated statements of operations.

Although the remainder of our investment portfolio's carrying value approximated fair value as of December 31, 2008, we cannot predict future market conditions or market liquidity, or the future value of our investments. As a result, we can provide no assurance that our investment portfolio will not be further impaired in the future and that any such impairment will not materially and adversely impact our financial condition, results of operations and cash flows. See Note 18 to the consolidated financial statements for impairments recorded on investments, available-for-sale subsequent to December 31, 2008.

Risks Related to Our Common Stock

We are controlled by Mr. Cohen and Mr. Steers, whose interests may differ from those of other stockholders.
Our principals, Mr. Cohen and Mr. Steers, beneficially own, in the aggregate, approximately 56% of our common stock as of March 11, 2009. As long as Mr. Cohen and Mr. Steers control a majority of the common stock, they will have the ability to, among other things:

- elect all of the members of our board of directors and thereby control our management and affairs;
- determine the outcome of matters submitted to a vote of our stockholders for approval; and
- preclude any unsolicited acquisition of us and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

The interests of our principals could differ from those of other stockholders in instances where, for example, our principals' compensation is being determined or where an unsolicited acquisition of us could result in a change in our management.

Sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.
Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our principals, who directly or indirectly own, in the aggregate, 23,557,667 shares of our common stock as of March 11, 2009, may sell shares of our common stock, subject to the securities laws restrictions on sales by affiliates. We granted our principals and two trusts benefiting their families, their affiliates and certain of their transferees the right to require us to register under the Securities Act of 1933, as amended (the "Securities Act"), shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances.

In August 2006, we filed a registration statement that covered resales of an aggregate of 15,500,000 shares owned by Messrs. Cohen and Steers and other selling shareholders and 4,500,000 primary shares which may be offered and sold by us.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.
Our certificate of incorporation may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock. In addition, provisions of the Delaware General Corporation Law restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Item 1B. Unresolved Staff Comments

The Company has no unresolved SEC comments.

Item 2. Properties

Our principal executive offices are located in leased office space at 280 Park Avenue, New York, New York. In addition, we have leased office space in Seattle, Hong Kong, London and Brussels.

Item 3. Legal Proceedings

We are presently not involved in any legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the symbol "CNS." As of March 11, 2009, there were 72 holders of record of our common stock. The closing sale price of our common stock on March 11, 2009 was $9.01 per share.

The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant. On March 12, 2009, we declared a quarterly cash dividend on our common stock in the amount of $0.05 per share.

The following table sets forth, for the periods indicated, the high and low reported sale prices and dividends declared per share for the common stock:

Three Months Ended 2008	March 31	June 30	September 30	December 31
High price	$30.05	$32.68	$33.50	$30.00
Low price	$21.01	$25.13	$17.42	$ 7.65
Cash dividend declared per share	$ 0.22	$ 0.22	$ 0.22	$ 0.10

Three Months Ended 2007	March 31	June 30	September 30	December 31
High price	$52.83	$56.00	$43.52	$41.03
Low price	$38.58	$40.28	$29.65	$26.54
Cash dividend declared per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

During the three months ended December 31, 2008, we made the following purchases of our equity securities that are registered pursuant to Section 12(b) of the Exchange Act:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2008	20	$20.07	—	—
November 1 through November 30, 2008	314	$14.91	—	—
December 1 through December 31, 2008	143,730	$ 9.96	—	—
Total	144,064	$ 9.97	—	—

(1) Purchases made by us to satisfy income tax withholding obligations of certain employees.

During the fiscal year ended December 31, 2008, we did not sell any equity securities that were not registered under the Securities Act.

Item 6. Selected Financial Data

The selected consolidated financial data, together with other information presented below, has been derived from and should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The data reflect certain reclassifications to conform to the current year's presentation. The amounts related to these reclassifications are not material to our consolidated financial statements.

Our income taxes as an S-corporation (for all periods presented through August 16, 2004), consisted solely of certain state and local income taxes. Upon conversion from S-corporation to C-corporation status on August 16, 2004, the Company became subject to U.S. federal income taxes which it had not been subject to previously. Therefore, the data presented for 2004 include results as both an S-corporation and a C-corporation.

The results presented for 2004 included operations as both a private and public company and are therefore not comparable with future periods. Our 2004 results include certain substantial charges related to the initial public offering of shares of our common stock, including a one-time non-cash compensation charge of $47.0 million attributable to the grant of fully vested RSUs to certain employees. General and administrative expenses prior to our initial public offering consisted primarily of professional fees, travel, marketing and rent expenses. However, as a result of operating as a public company, additional general and administrative expenses such as professional fees, transfer agent fees, directors and officers insurance, public company reporting fees, and other public company related costs were incurred, many of which will be recurring.

The 2006 results included a $75.7 million expense associated with the termination of additional compensation agreements entered into in connection with common share offerings of certain closed-end mutual funds.

The 2007 results included a $5.8 million expense associated with a payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund.

The 2008 results include a $10.8 million expense associated with losses recorded on available-for-sale securities, $3.7 million of impairment charges associated primarily with previously acquired intangible assets and $1.9 million severance expense and other employee related costs.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

($ in thousands, except per share data)	Years Ended December 31, 2008	2007	2006	2005	2004(1)
Consolidated Statement of Operations					
Total revenue	$185,830	$255,069	$172,714	$134,395	$106,005
Total operating expenses	132,537(7)	155,597(5)	184,487(4)	89,335	106,145(3)
Operating income (loss)	**53,293**	**99,472**	**(11,773)**	**45,060**	**(140)**
Total non-operating (loss) income	(7,413)(6)	10,009	6,858	6,017	1,059
Income (loss) before provision for income taxes and equity in earnings of affiliate	45,880	109,481	(4,915)	51,077	919
Provision (benefit) for income taxes	20,822	41,378	(1,511)	21,711	(7,084)
Equity in earnings of affiliate	—	—	1,541	922	19
Income (loss) from continuing operations	$ 25,058	$ 68,103	$ (1,863)	$ 30,288	$ 8,022
(Loss) income from discontinued operations, net of tax	(6,997)	7,393	5,067	1,633	(734)
Net income	**$ 18,061**	**$ 75,496**	**$ 3,204**	**$ 31,921**	**$ 7,288**
Earnings per share data—Basic(2)					
Income from continuing operations	$ 0.60	$ 1.63	$ (0.05)	$ 0.76	$ 0.25
(Loss) income from discontinued operations, net of tax	$ (0.17)	$ 0.18	$ 0.13	$ 0.04	$ (0.02)
Net income	**$ 0.43**	**$ 1.80**	**$ 0.08**	**$ 0.80**	**$ 0.23**
Earnings per share data—Diluted(2)					
Income from continuing operations	$ 0.60	$ 1.60	$ (0.05)	$ 0.75	$ 0.25
(Loss) income from discontinued operations, net of tax	$ (0.17)	$ 0.17	$ 0.12	$ 0.04	$ (0.02)
Net income	**$ 0.43**	**$ 1.77**	**$ 0.08**	**$ 0.79**	**$ 0.23**
Cash dividends declared per share	$ 0.76	$ 0.80	$ 0.48	$ 0.42	$ 0.20
Consolidated Statement of Financial Condition					
Cash and cash equivalents	$121,857	$136,971	$139,360	$ 39,092	$ 30,164
Investments, available-for-sale	44,845	93,703	39,408	87,276	69,935
Total assets	286,122	332,245	285,146	198,548	158,989
Total liabilities	41,180	50,330	43,737	33,853	13,354
Total stockholders' equity	244,942	281,915	241,409	164,695	145,635
Other Financial Data (unaudited) ($ in Millions)					
Assets under management (AUM) by account type:					
Closed-end mutual funds	$ 4,278	$ 10,274	$ 11,391	$ 9,674	$ 8,984
Open-end mutual funds	4,280	8,900	9,575	5,591	5,199
Institutional separate accounts	6,544	10,612	8,930	5,226	4,118
Total AUM	**$ 15,102**	**$ 29,786**	**$ 29,896**	**$ 20,491**	**$ 18,301**

(1) Prior to August 17, 2004, the Company was a privately held S-corporation.

(2) All per share amounts have been adjusted to reflect a 291.351127 for one stock split that we effected on June 16, 2004. See Note 6 to the consolidated financial statements contained in this Form 10-K for the computations of basic and diluted earnings per share.

(3) Includes $47.0 million non-cash compensation charge attributable to the grant of fully vested RSUs to certain employees.

(4) Includes $75.7 million expense associated with the termination of additional compensation agreements entered into in connection with common share offerings of certain closed-end mutual funds.

(5) Includes $5.8 million expense associated with a payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund.

(6) Includes $10.8 million expense associated with losses recorded on investments, available-for-sale.

(7) Includes $3.7 million of impairment charges associated primarily with previously acquired intangible assets and $1.9 million severance expense and other employee related costs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This report and other documents filed by us contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "may," "should," "seeks," "predicts," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in Item 1A. Risk Factors of this Annual Report on Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

OVERVIEW

We are a manager of income-oriented equity portfolios specializing in U.S. and international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. We also offer alternative investment strategies such as hedged real estate securities portfolios and private real estate multimanager strategies. We serve individual and institutional investors through a broad range of investment vehicles.

Assets Under Management

We manage three types of accounts: closed-end mutual funds, open-end mutual funds and institutional separate accounts.

The following table sets forth information regarding the net flows and appreciation/(depreciation) of assets under management for the years presented (in millions):

	Years Ended December 31,		
	2008	2007	2006
CLOSED-END MUTUAL FUNDS			
Assets under management, beginning of year	**$ 10,274**	**$11,391**	**$ 9,674**
Inflows	—	736	553
Outflows	(2,098)	—	—
Net (outflows) inflows	(2,098)	736	553
Market (depreciation) appreciation	(3,898)	(1,853)	1,164
Total (decrease) increase	**(5,996)**	**(1,117)**	**1,717**
Assets under management, end of year	**$ 4,278**	**$10,274**	**$11,391**
OPEN-END MUTUAL FUNDS			
Assets under management, beginning of year	**$ 8,900**	**$ 9,575**	**$ 5,591**
Inflows	2,665	5,837	3,821
Outflows	(3,860)	(4,713)	(2,025)
Net (outflows) inflows	(1,195)	1,124	1,796
Acquisition(1)	—	—	163
Market (depreciation) appreciation	(3,425)	(1,799)	2,025
Total (decrease) increase	**(4,620)**	**(675)**	**3,984**
Assets under management, end of year	**$ 4,280**	**$ 8,900**	**$ 9,575**
INSTITUTIONAL SEPARATE ACCOUNTS			
Assets under management, beginning of year	**$ 10,612**	**$ 8,930**	**$ 5,226**
Inflows	2,016	5,698	2,013
Outflows	(2,075)	(2,154)	(1,217)
Net (outflows) inflows	(59)	3,544	796
Acquisition(1)	—	—	884
Market (depreciation) appreciation	(4,009)	(1,862)	2,024
Total (decrease) increase	**(4,068)**	**1,682**	**3,704**
Assets under management, end of year	**$ 6,544**	**$10,612**	**$ 8,930**
TOTAL			
Assets under management, beginning of year	**$ 29,786**	**$29,896**	**$20,491**
Inflows	4,681	12,271	6,387
Outflows	(8,033)	(6,867)	(3,242)
Net (outflows) inflows	(3,352)	5,404	3,145
Acquisition(1)	—	—	1,047
Market (depreciation) appreciation	(11,332)	(5,514)	5,213
Total (decrease) increase	**(14,684)**	**(110)**	**9,405**
Assets under management, end of year	**$ 15,102**	**$29,786**	**$29,896**

(1) Acquisition of remaining 50% of Cohen & Steers Europe S.A. (formerly Houlihan Rovers S.A.).

Assets under management were $15.1 billion at December 31, 2008, a 49% decrease from $29.8 billion at December 31, 2007. Average assets under management were $24.9 billion at December 31, 2008, a 24% decrease from $32.8 billion at December 31, 2007. The decreases in assets under management was due to market depreciation and net outflows, the majority of which occurred during the last quarter of 2008.

Closed-end mutual funds

Closed-end mutual fund assets under management were $4.3 billion at December 31, 2008 compared with $10.3 billion at December 31, 2007 and $11.4 billion at December 31, 2006. The decrease in assets under management from December 31, 2007 was primarily attributable to market depreciation of $3.9 billion and the redemption of $2.1 billion of auction market preferred securities. The decrease in assets under management during 2007 was attributable to market depreciation of $1.9 billion partially offset by $736 million from offerings of common shares for a new fund and preferred shares for existing funds. The increase in assets under management during 2006 was due to market appreciation of $1.2 billion and inflows of $553 million from offerings of common shares for a new fund and preferred shares for an existing fund.

Closed-end mutual fund inflows from common and preferred stock offerings were $736 million and $553 million in the years ended December 31, 2007 and 2006, respectively. In July 2007, Cohen & Steers Global Income Builder, Inc. ("INB") was launched, raising $534 million, including leverage. Also, Cohen & Steers REIT and Utility Income Fund, Cohen & Steers Select Utility Fund, and Cohen & Steers Closed End Opportunity Fund, three existing closed-end mutual funds, raised $202 million of variable rate preferred shares in the year ended December 31, 2007. The majority of assets raised during 2006 occurred in November through the launch of Cohen & Steers Closed-End Opportunity Fund, which raised $499 million, net of underwriting fees. Also, Cohen & Steers REIT and Utility Income Fund, an existing closed-end mutual fund, raised $54 million of variable rate preferred shares in the year ended December 31, 2006.

Market depreciation was $3.9 billion in the year ended December 31, 2008, compared with market depreciation of $1.9 billion in the year ended December 31, 2007 and market appreciation of $1.2 billion in the year ended December 31, 2006.

Open-end mutual funds

Open-end mutual fund assets under management were $4.3 billion at December 31, 2008, compared with $8.9 billion at December 31, 2007 and $9.6 billion at December 31, 2006. The decrease in assets under management from December 31, 2007 was attributable to $3.4 billion of market depreciation and $1.2 billion of net outflows. The decrease in assets under management during 2007 was attributable to $1.8 billion of market depreciation partially offset by net inflows of $1.1 billion. The increase in assets under management during 2006 was primarily due to market appreciation of $2.0 billion and net inflows of $1.8 billion.

Net outflows for open-end mutual funds were $1.2 billion in the year ended December 31, 2008, compared with net inflows of $1.1 billion in the year ended December 31, 2007 and net inflows of 1.8 billion in the year ended December 31, 2006. Gross inflows decreased to $2.7 billion in the year ended December 31, 2008 compared with $5.8 billion in the year ended December 31, 2007 and $3.8 billion in the year ended December 31, 2006. Gross outflows totaled $3.9 billion in the year ended December 31, 2008, compared with $4.7 billion in the year ended December 31, 2007 and $2.0 billion in the year ended December 31, 2006. Included in our open-end mutual fund activity in the year ended December 31, 2006 was the addition of $163 million in assets under management resulting from the acquisition of the remaining 50% of Cohen & Steers Europe S.A. in December 2006.

Market depreciation was $3.4 billion in the year ended December 31, 2008, compared with market depreciation of $1.8 billion in the year ended December 31, 2007 and market appreciation of $2.0 billion in the year ended December 31, 2006.

Institutional separate accounts

Institutional separate account assets under management were $6.5 billion at December 31, 2008, compared with $10.6 billion at December 31, 2007 and $8.9 billion at December 31, 2006. The decrease in assets under management from December 31, 2007 was attributable to $4.0 billion of market depreciation and $59 million of net outflows. The increase in assets under management during 2007 was attributable to net inflows of $3.5 billion partially offset by market depreciation of $1.9 billion. The increase in assets under management during 2006 was attributable to market appreciation of $2.0 billion, assets added through acquisition of $884 million and net inflows of $796 million.

Institutional separate accounts had net outflows of $59 million in the year ended December 31, 2008, compared with net inflows of $3.5 billion in the year ended December 31, 2007 and net inflows of $796 million in the year ended December 31, 2006. Gross inflows were $2.0 billion in the year ended December 31, 2008 compared with $5.7 billion in the year ended December 31, 2007 and $2.0 billion in the year ended December 31, 2006. Gross outflows totaled $2.1 billion in the year ended December 31, 2008, compared with

$2.2 billion in the year ended December 31, 2007 and $1.2 billion in the year ended December 31, 2006. Included in our institutional separate account activity in the year ended December 31, 2006 was the addition of $884 million in assets under management resulting from the acquisition of the remaining 50% of Cohen & Steers Europe S.A. in December 2006.

Market depreciation was $4.0 billion in the year ended December 31, 2008, compared with market depreciation of $1.9 billion in the year ended December 31, 2007 and market appreciation of $2.0 billion in the year ended December 31, 2006.

RESULTS OF OPERATIONS

	Years Ended December 31,		
(in thousands)	2008	2007	2006
Results from continuing operations			
Total revenue, including equity in earnings of affiliate	$ 185,830	$ 255,069	$ 174,255
Total expenses	(132,537)	(155,597)	(184,487)
Net non-operating (loss) income	(7,413)	10,009	6,858
Income (loss) before provision for income taxes	**$ 45,880**	**$ 109,481**	**$ (3,374)**
Results from discontinuing operations			
Total revenue	$ 1,181	$ 27,323	$ 18,758
Total expenses	(13,417)	(16,502)	(11,975)
Net non-operating income	405	1,466	632
(Loss) income before provision for income taxes	**$ (11,831)**	**$ 12,287**	**$ 7,415**

Discontinued Operations

On December 5, 2008, the Company announced its plan to exit the investment banking business and sell its membership interest in Cohen & Steers Capital Advisors, LLC ("Advisors"), one of CNS's significant wholly-owned subsidiaries.

On February 25, 2009, CSCM entered into a Purchase Agreement to sell its membership interest in Advisors to an entity controlled by the former managing directors of Advisors. The closing of this transaction is subject to approval from the Financial Industry Regulatory Authority ("FINRA") which is expected to occur in the second quarter of 2009.

In conjunction with our decision to exit the investment banking business, the results of the investment banking activities, which have historically been reported as a separate business segment, Investment Banking, are reflected in discontinued operations in our consolidated financial statements. All periods presented reflect this change.

2008 COMPARED WITH 2007

Results from Continuing Operations

Revenue

Revenue decreased 27% to $185.8 million in the year ended December 31, 2008 from $255.1 million in the year ended December 31, 2007. The decrease was primarily attributable to lower average assets under management. Investment advisory and administration fees decreased 25% to $163.9 million in the year ended December 31, 2008, compared with $217.4 million in the year ended December 31, 2007.

In the year ended December 31, 2008, total investment advisory and administration revenue from closed-end mutual funds decreased 21% to $61.9 million from $78.0 million in the year ended December 31, 2007. The decrease in closed-end mutual fund revenue was attributable to lower levels of average daily net assets under management resulting from market depreciation and the redemption of auction market preferred securities during the fourth quarter of 2008.

In the year ended December 31, 2008, total investment advisory and administration revenue from open-end mutual funds decreased 32% to $63.4 million from $92.8 million in the year ended December 31, 2007. The decrease was attributable to lower levels of average daily net assets under management resulting from market depreciation and net outflows.

In the year ended December 31, 2008, total investment advisory and administration revenue from institutional separate accounts decreased 17% to $38.5 million from $46.6 million in the year ended December 31, 2007. This decrease was primarily attributable to lower assets levels resulting primarily from market depreciation.

Distribution and service fee revenue decreased 40% to $17.1 million in the year ended December 31, 2008 from $28.4 million in the year ended December 31, 2007. This decrease in distribution and service fee revenue was primarily due to lower levels of average daily assets in 2008.

Expenses

Total operating expenses decreased 15% to $132.5 million in the year ended December 31, 2008 from $155.6 million in the year ended December 31, 2007, primarily due to decreases in distribution and service fees, amortization of deferred commission, and employee compensation and benefits, partially offset by restructuring and impairment.

Distribution and service fees decreased 40% to $24.1 million in the year ended December 31, 2008 from $40.5 million in the year ended December 31, 2007. The 2007 expenses included a $5.8 million payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. Excluding this payment, distribution and service fee expenses would have decreased 30% in the year ended December 31, 2008 from $34.6 million in the year ended December 31, 2007. This decrease in distribution and service fee expenses was primarily due to lower average asset levels in the 2008 period.

Amortization of deferred commissions decreased 61% to $4.2 million in the year ended December 31, 2008 from $10.7 million in the year ended December 31, 2007. This decrease was primarily attributable to lower subscriptions in class C shares in our open-end load mutual funds for which commissions are capitalized and amortized.

Employee compensation and benefits decreased 6% to $62.5 million in the year ended December 31, 2008 from $66.7 million in the year ended December 31, 2007. This was primarily due to lower incentive and production based compensation of approximately $10.9 million, partially offset by increased salary of approximately $5.3 million due to new employees hired during 2007 and 2008 and higher amortization of stock based compensation of approximately $1.4 million.

Restructuring and impairment include severance expense of approximately $1.9 million and impairment charges associated primarily with previously acquired intangible assets of approximately $3.7 million.

Non-operating Income (Loss)

Non-operating loss was $7.4 million in the year ended December 31, 2008, compared with non-operating income of $10.0 million in the year ended December 31, 2007. This decrease was primarily attributable to $14.0 million of losses recorded on available-for-sale securities, primarily from permanent impairments on our investments in Federal National Mortgage Association preferred securities as well as decreased interest and dividend income due to lower levels of cash and cash equivalents coupled with lower interest rates.

Income Taxes

We recorded an income tax expense of $20.8 million in the year ended December 31, 2008, compared with income tax expense of $41.4 million in the year ended December 31, 2007. The income tax expense in the year ended December 31, 2008 includes a $3.2 million valuation allowance associated with available-for-sale securities and $2.1 million due to the non-deductibility of realized losses on sales of securities. The income tax expense in the year ended December 31, 2008 also includes a $1.3 million expense reduction due to an adjustment from the estimated provision to the actual 2007 U.S. federal tax return. The provision for income taxes in the year ended December 31, 2008 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 37%, excluding the items mentioned above. The provision for income taxes in the year ended December 31, 2007 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 38%.

Discontinued Operations

The net of tax loss from discontinued operations was $7.0 million in the year ended December 31, 2008, compared with the net of tax income from discontinued operations of $7.4 million in the year ended December 31, 2007.

Revenue

Revenue decreased 96% to $1.2 million in the year ended December 31, 2008 from $27.3 million in the year ended December 31, 2007. Revenue from investment banking activity is primarily dependent on the completion of transactions, the timing of which cannot be predicted.

Expenses

Total operating expenses decreased 19% to $13.4 million in the year ended December 31, 2008 from $16.5 million in the year ended December 31, 2007, primarily due to decreases in employee compensation and benefits and depreciation and amortization.

Employee compensation and benefits decreased 9% to $12.3 million in the year ended December 31, 2008 from $13.5 million in the year ended December 31, 2007. This was primarily due to decreased production based and incentive compensation of approximately $9.9 million resulting from less investment banking fees generated during the period, partially offset by higher amortization of stock-based compensation and severance charges of approximately $8.9 million.

Depreciation and amortization decreased 91% to $156,000 in the year ended December 31, 2008 from $1.8 million in the year ended December 31, 2007. This decrease was primarily due to a reduction in amortization expense of approximately $1.7 million associated with the intangible asset attributable to non-compete agreements established in connection with our initial public offering, which fully amortized in January 2008.

Non-operating Income

Non-operating income decreased 72% to $405,000 in the year ended December 31, 2008 from $1.5 million in the year ended December 31, 2007. This decrease was attributable to lower interest and dividends due to lower cash balances associated with decreased investment banking fees combined with lower interest rates.

Income Taxes

We recorded an income tax benefit of $4.8 million in the year ended December 31, 2008, compared with income tax expense of $4.9 million in the year ended December 31, 2007. The benefit for income taxes in the year ended December 31, 2008 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 41%. The provision for income taxes in the year ended December 31, 2007 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 40%.

2007 COMPARED WITH 2006

Results from Continuing Operations

Revenue

Revenue, including equity in earnings of affiliate, increased 46% to $255.1 million in the year ended December 31, 2007 from $174.3 million in the year ended December 31, 2006. Investment advisory and administration fees increased 44% to $217.4 million in the year ended December 31, 2007, compared with $151.4 million in the year ended December 31, 2006.

In the year ended December 31, 2007, total investment advisory and administration revenue from closed-end mutual funds increased 16% to $78.0 million from $67.2 million in the year ended December 31, 2006. The increase in closed-end mutual fund revenue was due to higher levels of average daily net assets resulting from the launch of INB and Cohen & Steers Closed End Opportunity Fund and the issuance of preferred shares for three existing closed-end mutual funds.

In the year ended December 31, 2007, total investment advisory and administration revenue from open-end mutual funds increased 57% to $92.8 million from $58.9 million in the year ended December 31, 2006. The increase was primarily attributable to higher levels of average daily net assets resulting from overall net inflows, the majority of which was from Cohen & Steers International Realty Fund ("IRF").

In the year ended December 31, 2007, total investment advisory and administration revenue from institutional separate accounts increased 84% to $46.6 million from $25.3 million in the year ended December 31, 2006. This increase was attributable to higher levels of assets resulting from record net inflows during the year.

Distribution and service fee revenue increased 80% to $28.4 million in the year ended December 31, 2007 from $15.7 million in the year ended December 31, 2006. This increase in distribution and service fee revenue was primarily due to increased assets in IRF.

Expenses

Total operating expenses decreased 16% to $155.6 million in the year ended December 31, 2007 from $184.5 million in the year ended December 31, 2006, primarily due to a decrease in distribution and service fees, partially offset by increases in employee compensation and benefits, amortization of deferred commission and general and administrative expense.

Distribution and service fees decreased 60% to $40.5 million in the year ended December 31, 2007 from $101.4 million in the year ended December 31, 2006. This decrease was primarily due to the $75.7 million of payments, made in the second quarter of 2006, to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. The 2007 expenses included a $5.8 million payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. Excluding these payments, distribution and service fee expenses would have increased 35% to $34.6 million in the year ended December 31, 2007 from $25.7 million in the year ended December 31, 2006, primarily due to higher average asset levels in the 2007 period.

Employee compensation and benefits increased 42% to $66.7 million in the year ended December 31, 2007 from $46.8 million in the year ended December 31, 2006. This was primarily due to increased salary of approximately $7.8 million, increased production based compensation of approximately $1.4 million, increased incentive compensation of approximately $11.2 million and approximately $3.6 million increased amortization of stock based compensation awards for new employees hired during 2006 and 2007, partially offset by higher amounts of deferred compensation of approximately $6.3 million.

General and administrative increased 19% to $32.6 million in the year ended December 31, 2007, from $27.4 million in the year ended December 31, 2006. This increase was primarily attributable to higher rent expense of approximately $2.2 million associated with the lease of additional space at our corporate headquarters and higher travel and entertainment expense of approximately $2.3 million associated with our global expansion, partially offset by the elimination of subadvisory fees to Cohen & Steers Europe S.A. resulting from its consolidation.

Amortization of deferred commissions increased 147% to $10.7 million in the year ended December 31, 2007 from $4.3 million in the year ended December 31, 2006. The increase was primarily attributable to increased inflows in IRF class C shares for which commissions are capitalized and amortized.

Non-operating Income

Non-operating income, excluding our share of the net income of Cohen & Steers Europe S.A. in 2006, increased 46% to $10.0 million in the year ended December 31, 2007, compared with $6.9 million in the year ended December 31, 2006. This increase was primarily attributable to increased interest and dividends of $4.5 million due to higher levels of marketable securities and a capital gain distribution in the third quarter of 2007, as well as income earned on the investment of proceeds from a primary share offering of common stock during the fourth quarter of 2006 and an increase in corporate profits. Interest and dividends generated by cash flows from our operating activities for the year ended December 31, 2006 were impacted by cash paid in the beginning of the second quarter of 2006 in connection with the termination of compensation agreements related to certain of our closed-end mutual funds, proceeds received from issuance of common stock through a secondary offering at the end of the fourth quarter of 2006, and cash paid to satisfy employee withholding tax obligations on the delivery of restricted stock units in the beginning of the first quarter of 2007.

Income Taxes

We recorded an income tax expense of $41.4 million in the year ended December 31, 2007, compared with an income tax benefit of $1.5 million in the year ended December 31, 2006. The provision for income taxes in the year ended December 31, 2007 and 2006 includes U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 38% and 45%, respectively. The tax benefit for the year ended December 31, 2006 was the result of a tax loss, which was primarily generated by the $75.7 million of lump sum payments made to terminate certain fund compensation agreements.

Discontinued Operations

The net of tax income from discontinued operations was $7.4 million in the year ended December 31, 2007, compared with the net of tax income from discontinued operations of $5.1 million in the year ended December 31, 2006.

Revenue

Revenue increased 46% to $27.3 million in the year ended December 31, 2007 from $18.8 million in the year ended December 31, 2006. Revenue for both periods were primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions. Revenue from investment banking activity is primarily dependent on the completion of transactions, the timing of which cannot be reasonably predicted.

Expenses

Total operating expenses increased 38% to $16.5 million in the year ended December 31, 2007 from $12.0 million in the year ended December 31, 2006, primarily due to an increase in employee compensation and benefits.

Employee compensation and benefits expenses increased 54% to $13.5 million in the year ended December 31, 2007 from $8.7 million in the year ended December 31, 2006. This was primarily due to increased production based compensation of approximately $4.1 million and higher amortization of stock based compensation awards of approximately $0.9 million.

Non-operating Income

Non-operating income increased 132% to $1.5 million in the year ended December 31, 2007, compared with $0.6 million in the year ended December 31, 2006. This increase was attributable to increased interest and dividend income due to higher levels of cash and cash equivalents.

Income Taxes

We recorded an income tax expense of $4.9 million in the year ended December 31, 2007, compared with income tax expense of $2.3 million in the year ended December 31, 2006. The provision for income taxes in the years ended December 31, 2007 and 2006 include U.S. federal, state, local and foreign taxes at an approximate effective tax rate of 40% and 32%, respectively.

Liquidity and Capital Resources

Our investment advisory business does not require us to maintain significant capital balances. Our current financial condition is highly liquid, with a significant amount of our assets comprised of cash and cash equivalents, accounts receivable and investments, available-for-sale. Our cash flows generally result from the operating activities of our business, with investment advisory and administrative fees being the most significant contributor. Cash and cash equivalents, accounts receivable and investments, available-for-sale were 64% and 78% of total assets as of December 31, 2008 and 2007, respectively. As of December 31, 2008, we had gross unrealized losses of $35.6 million on our investments, available-for-sale. Included in the investments, available-for-sale were $7.0 million of auction rate preferred securities and $2.3 million of corporation debt securities which were classified as level 2 investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, ***Fair Value Measurements*** ("SFAS 157") at December 31, 2008. See Note 4 to the consolidated financial statements relating to investments.

Net cash provided by operating activities decreased to $35.2 million in the year ended December 31, 2008 from $116.8 million in the year ended December 31, 2007 and increased from $5.4 million in the year ended December 31, 2006. The decrease in cash provided by operating activities in 2006 was attributable to the $75.7 million of payments to terminate compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. We expect that cash flows provided by operating activities will continue to serve as the principal source of working capital in our near future.

Net cash provided by investing activities was $1.7 million in the year ended December 31, 2008 compared with net cash used in investing activities of $72.4 million in the year ended December 31, 2007 and net cash provided by investing activities of $45.5 million in the year ended December 31, 2006. In 2008, net cash provided by investing activities was primarily comprised of $45.1 million of proceeds from the sale and maturities of investments, available-for-sale, partially offset by $35.4 million of purchases of investments, available-for-sale and $8.0 million of purchases of property and equipment. In 2007, net cash used in investing activities was primarily comprised of $83.5 million of purchases of investments, available-for-sale and $5.3 million of purchases of property and equipment, partially offset by $15.3 million of proceeds from the sale and maturities of investments, available-for-sale. In 2006, net cash provided by investing activities was primarily comprised of $95.9 million of proceeds from the sale and maturities of investments, available-for-sale, partially offset by $40.7 million of purchases of investments, available-for-sale and net cash paid for Cohen & Steers Europe S.A. of $6.9 million.

Net cash used in financing activities was $52.1 million in the year ended December 31, 2008 compared with net cash used in financing activities of $47.4 million and net cash provided of $49.4 million in the years ended December 31, 2007 and 2006, respectively. In 2008, net cash used in financing activities was primarily comprised of $32.0 million for the repurchase of common stock and $31.6 million for the payment of dividends to stockholders, partially offset by $10.8 million of excess tax benefits associated with delivery of restricted stock awards. In 2007, net cash used in financing activities was primarily comprised of $38.7 million for the payment of dividends to stockholders and $38.3 million for the repurchase of common stock, partially offset by $28.7 million of excess tax benefits associated with delivery of restricted stock awards. In 2006, net cash provided by financing activities was primarily comprised of $71.3 million of proceeds from the issuance of common stock through a secondary offering, partially offset by $18.3 million for the payment of dividends to stockholders and $6.6 million for the repurchase of common stock.

It is our policy to continuously monitor and evaluate the adequacy of our capital. We have consistently maintained net capital in excess of the regulatory requirements for our broker/dealers, as prescribed by the SEC. At December 31, 2008, we exceeded our aggregate minimum regulatory capital requirements by approximately $20.8 million. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker/dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Our non-U.S. subsidiaries are regulated outside the U.S. by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Securities Authority, and the Belgium Banking, Finance and Insurance Commission. At December 31, 2008, our non-U.S. subsidiaries exceeded their aggregate minimum regulatory requirements by approximately $29.3 million. We believe that our cash flows from operations will be more than adequate to meet our anticipated capital requirements and other obligations as they become due.

Contractual Obligations

We have contractual obligations to make future payments in connection with our non-cancelable operating lease agreements for office space and capital leases for office equipment. The following summarizes our contractual obligations as of December 31, 2008 (in thousands):

Contractual Obligations	Payments Due by December 31,						
	2009	2010	2011	2012	2013	2014 and after	Total
Operating leases	$7,473	$7,594	$7,241	$6,991	$7,192	$1,623	$38,114
Capital lease obligations, net	27	3	—	—	—	—	30
Total contractual obligations	**$7,500**	**$7,597**	**$7,241**	**$6,991**	**$7,192**	**$1,623**	**$38,144**

We had $5.7 million and $5.5 million of total gross unrecognized tax benefits as of December 31, 2008 and 2007, respectively. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3.4 million and $3.5 million (net of the federal benefit on state issues) as of December 31, 2008 and 2007, respectively. We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2008 and 2007, we had accrued interest and penalties related to unrecognized tax benefits of approximately $0.6 million and $0.7 million, respectively. See Note 13 to the consolidated financial statements for additional disclosures related to FIN 48.

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

A thorough understanding of our accounting policies is essential when reviewing our reported results of operations and our financial position. Our management considers the following accounting policies critical to an informed review of our consolidated financial statements. For a summary of these and additional accounting policies, see Note 2 to the consolidated financial statements.

Investments

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date. Securities owned and securities sold but not yet purchased are classified as trading securities, and are measured at fair value based on quoted market prices with unrealized gains and losses reported in our consolidated statement of operations. Trading securities are attributable to the consolidation of our investment in our long-short global real estate fund. Investments classified as available-for-sale are primarily comprised of investment-grade preferred instruments and investments in our sponsored open-end and closed-end mutual funds. These investments are carried at fair value based on quoted market prices or market prices obtained from independent pricing services engaged by management, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. We periodically review each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If we believe an impairment on a security position is other than temporary, the loss will be recognized in our consolidated statement of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of our investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, ***Accounting For Income Taxes*** ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. We record a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

Stock-based Compensation

We account for stock-based compensation awards in accordance with SFAS No. 123(R), ***Share-Based Payment*** ("SFAS 123(R)"), which requires public companies to recognize compensation expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires us to estimate forfeitures. During the year ended December 31, 2008, we reduced our estimated forfeiture rate, resulting in an increase in employee compensation and benefits of approximately $1.0 million.

Recently Issued Accounting Pronouncements

In October 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position 157-3, ***Determining the Fair Value of a Financial Asset in a Market That Is Not Active,*** ("FSP 157-3") which clarifies the application of SFAS No. 157, ***Fair Value Measurements,*** ("SFAS 157") in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. The guidance provided by FSP 157-3 is consistent with our approach to valuing financial assets for which there are no active markets.

In March 2008, SFAS No. 161, ***Disclosure about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133,*** ("SFAS 161") was issued. SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. We do not anticipate SFAS 161 to have a material impact on our consolidated financial statements.

In February 2008, the FASB issued Staff Position 157-2, ***Effective Date of FASB Statement No. 157*** ("FSP 157-2"), which delays the effective date of the application of SFAS 157 to fiscal years beginning after

November 15, 2008 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Such non-financial assets and liabilities include goodwill, indefinite-lived intangible assets, long-lived assets and finite-lived intangible assets each measured at fair value for purposes of impairment testing; asset retirement and guarantee obligations initially measured at fair value; and those assets and liabilities initially measured at fair value in a business combination or asset purchase. The adoption of FSP 157-2 did not have a material impact on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-11, ***Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards***, ("EITF 06-11"). EITF 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The consensus reached in EITF 06-11 should be applied prospectively to the income tax benefits of dividends declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of EITF 06-11 on January 1, 2008 did not have a material impact on our consolidated financial statements.

In February 2007, SFAS No. 159, ***The Fair Value Option for Financial Assets and Financial Liabilities*** ("SFAS 159"), which allows companies to elect to measure certain financial assets and liabilities at fair value, was issued. The fair value election can be made on an instrument by instrument basis but is irrevocable once made. SFAS 159 is effective for the 2008 calendar year. We did not elect to apply SFAS 159 to any financial assets or liabilities.

In September 2006, SFAS 157, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value, was issued. SFAS 157 is effective for the 2008 calendar year. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements, but required additional disclosure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to the risk from changes in interest rate and currency rates and securities market and general economic fluctuations, which may have an adverse impact on the value of our investments and securities owned. At December 31, 2008, we had approximately $19.1 million of securities owned and approximately $10.7 million of securities sold but not yet purchased, which were comprised primarily of domestic equities. As of December 31, 2008, we had approximately $44.8 million of investments, available-for-sale which were comprised of approximately $12.8 million invested in our sponsored mutual funds, $20.2 million invested in perpetual preferred securities, $4.9 million invested in fixed rate preferred securities, $4.6 million invested in foreign and domestic common stocks and $2.3 million invested in fixed income instruments. During the year ended December 31, 2008, we recorded an impairment loss of approximately $10.8 million from investments primarily in Federal National Mortgage Association ("FNMA") preferred securities. The FNMA preferred securities were sold during the third quarter of 2008. In the first quarter of 2009, the Company recorded other-than-temporary impairments on its investments, available-for-sale portfolio of approximately $17.4 million.

In addition, a significant majority of our revenue—approximately 88%, 85% and 88% for the years ended December 31, 2008, 2007 and 2006, respectively—is derived from investment advisory agreements with our clients. Under these agreements, the investment advisory and administration fee we receive is based on the market value of the assets we manage. Accordingly, a decline in the prices of securities generally, and real estate securities in particular, may cause our revenue and income to decline by:

- causing the value of the assets we manage to decrease, which would result in lower investment advisory and administration fees; or

- causing our clients to withdraw funds in favor of investments that they perceive as offering greater opportunity or lower risk, which would also result in lower investment advisory and administration fees.

In addition, market conditions currently preclude us from increasing the assets we manage in closed-end mutual funds. The market conditions for these offerings may continue to be unfavorable in the future, which will adversely impact our ability to grow the assets we manage and realize higher fee revenue associated with such growth.

As of December 31, 2008, 45% of the assets we managed were concentrated in U.S. real estate common stocks. An increase in interest rates could have a negative impact on the valuation of REITs and other securities in our clients' portfolios, which could reduce our revenue. In addition, an increase in interest rates could negatively impact our ability to increase open-end mutual fund assets and to offer new mutual funds.

Item 8. Financial Statements and Supplemental Data

The report of our independent registered public accounting firm and financial statements listed in the accompanying index are included in Item 15 of this report. See the Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure matters.

Item 9A. Controls and Procedures

Our management, including our co-chief executive officers and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2008.

Based on that evaluation, our co-chief executive officers and our chief financial officer have concluded that our disclosure controls and procedures as of December 31, 2008 were effective.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting is located on page F-2 of this Report on Form 10-K and Deloitte & Touche LLP's report on the effectiveness of our internal control over financial reporting is located on page F-3.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the captions "Item 1: Election of Directors—Information Concerning the Nominees and Directors" and "Item 1: Election of Directors—Other Executive Officers" of the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Item 1: Election of Directors—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics and committees of our Board of Directors under the caption "Item 1: Election of Directors—Corporate Governance at Cohen & Steers" and "Item 1: Election of Directors—Information about the Board and its Committees" in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the sections captioned "Item 1: Election of Directors—Compensation of Executive Officers", "Item 1: Election of Directors—Compensation of Directors" and "Item 1: Election of Directors—Report of the Compensation Committee" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the sections captioned "Item 1: Election of Directors—Ownership of Cohen & Steers Common Stock" and "Item 1: Election of Directors—Equity Compensation Plan Information" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the section captioned "Item 1: Election of Directors—Certain Relationships and Related Transactions" and "Item 1: Election of Directors—Corporate Governance at Cohen & Steers" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Item 2: Ratification of the Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements
Included herein at pages F-1 through F-25.
2. Financial Data Schedules
All schedules have been omitted because they are not applicable, not required, or the information required is included in the financial statements or notes thereto.
3. Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description
3.1	—Form of Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	—Form of Amended and Restated Bylaws of the Registrant(2)
4.1	—Specimen Common Stock Certificate(1)
4.2	—Form of Registration Rights Agreement among the Registrant, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.1	—Form of Tax Indemnification Agreement among Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.2	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(1)
10.3	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(1)
10.4	—Cohen & Steers, Inc. Amended and Restated 2004 Stock Incentive Plan*(3)
10.5	—Cohen & Steers, Inc. Amended and Restated 2004 Annual Incentive Plan*(3)
10.6	—Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan*(1)
10.7	—Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.8	—Form of Voluntary Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.9	—Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.10	—Additional Compensation Termination Agreement, dated as of April 10, 2006, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cohen & Steers Capital Management, Inc.(5)
10.11	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(6)

Exhibit Number	Description
10.12	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(6)
21.1	—Subsidiaries of the Registrant (filed herewith)
23.1	—Consent of Deloitte & Touche LLP (filed herewith)
24.1	—Powers of Attorney (included on signature page hereto).
31.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.3	—Certification of the co-Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.3	—Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

(1) Incorporated by Reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-114027), as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.

(2) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended June 30, 2008.

(3) Incorporated by Reference to the Registrant's Current Report on Form 8-K (Commission File No. 001-32236), filed on May 15, 2008.

(4) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended September 30, 2004.

(5) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended March 31, 2006.

(6) Incorporated by Reference to the Registrant's Annual Report on Form 10-K (Commission File No. 001-32236), for the year ended December 31, 2007.

* Denotes compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHEN & STEERS, INC.

By: /S/ MARTIN COHEN
Martin Cohen
Co-Chairman, Co-Chief Executive Officer and Director

March 16, 2009

Each of the officers and directors of Cohen & Steers, Inc. whose signature appears below, in so signing, also makes, constitutes and appoints each of Martin Cohen and Robert H. Steers, or either of them, each acting alone, his true and lawful attorneys-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to the Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MARTIN COHEN Martin Cohen	Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 16, 2009
/S/ ROBERT H. STEERS Robert H. Steers	Co-Chairman, Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 16, 2009
/S/ RICHARD E. BRUCE Richard E. Bruce	Director	March 16, 2009
/S/ PETER L. RHEIN Peter L. Rhein	Director	March 16, 2009
/S/ RICHARD P. SIMON Richard P. Simon	Director	March 16, 2009
/S/ EDMOND D. VILLANI Edmond D. Villani	Director	March 16, 2009
/S/ MATTHEW S. STADLER Matthew S. Stadler	Chief Financial Officer (Principal Financial Officer)	March 16, 2009
/S/ BERNARD M. DOUCETTE Bernard M. Doucette	Chief Accounting Officer (Principal Accounting Officer)	March 16, 2009

TABLE OF CONTENTS
FINANCIAL STATEMENTS

COHEN & STEERS, INC.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cohen & Steers, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ***Internal Control—Integrated Framework***. Based on our assessment we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's independent registered public accounting firm that audited the accompanying Consolidated Financial Statements has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the following page.

March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cohen & Steers, Inc. New York, NY

We have audited the accompanying consolidated statements of financial condition of Cohen & Steers, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in ***Internal Control—Integrated Framework*** issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its report on the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cohen & Steers, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in ***Internal Control—Integrated Framework*** issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 16, 2009

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share data)	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$121,857	$136,971
Securities owned	19,070	—
Investments, available-for-sale	44,845	93,703
Accounts receivable	17,373	30,112
Due from broker	15,755	—
Income tax receivable	12,470	2,311
Property and equipment—net	16,420	12,226
Deferred commissions—net	772	4,101
Goodwill	20,783	21,450
Intangible assets—net	2,146	6,340
Deferred income tax asset—net	9,704	20,412
Other assets	4,927	4,619
Total assets	**$286,122**	**$332,245**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued compensation	$ 15,529	$ 31,343
Securities sold but not yet purchased	10,676	—
Income tax payable	—	3,096
Deferred rent	2,947	3,369
Other liabilities and accrued expenses	12,028	12,522
	41,180	**50,330**
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value; 500,000,000 shares authorized; 44,181,042 and 41,142,827 shares issued and outstanding at December 31, 2008 and 2007, respectively	442	411
Additional paid-in capital	347,088	310,459
Retained earnings	4,981	19,567
Accumulated other comprehensive loss, net of tax	(30,620)	(3,581)
Less: Treasury stock, at cost, 2,422,139 and 1,153,998 shares at December 31, 2008 and 2007, respectively	(76,949)	(44,941)
Total stockholders' equity	**244,942**	**281,915**
Total liabilities and stockholders' equity	**$286,122**	**$332,245**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	Years Ended December 31, 2008	2007	2006
Revenue:			
Investment advisory and administration fees	$163,870	$217,370	$151,373
Distribution and service fees	17,055	28,402	15,748
Portfolio consulting and other	4,905	9,297	5,593
Total revenue	**185,830**	**255,069**	**172,714**
Expenses:			
Employee compensation and benefits	62,549	66,677	46,831
Restructuring and impairment	5,586	—	—
Distribution and service fees	24,119	40,460	101,364
General and administrative	32,242	32,566	27,379
Depreciation and amortization	3,885	5,165	4,573
Amortization, deferred commissions	4,156	10,729	4,340
Total expenses	**132,537**	**155,597**	**184,487**
Operating income (loss)	**53,293**	**99,472**	**(11,773)**
Non-operating income (expense):			
Interest and dividend income	5,910	7,782	3,265
(Loss) gain from marketable securities—net	(13,968)	1,784	2,632
(Loss) gain from sale of property and equipment—net	—	(2)	1,042
Foreign currency gain (loss)—net	645	445	(81)
Total non-operating (loss) income	**(7,413)**	**10,009**	**6,858**
Income (loss) from continuing operations before provision (benefit) for income taxes and equity in earnings of affiliate	45,880	109,481	(4,915)
Provision (benefit) for income taxes	20,822	41,378	(1,511)
Equity in earnings of affiliate	—	—	1,541
Income (loss) from continuing operations	**25,058**	**68,103**	**(1,863)**
(Loss) income from discontinued operations, net of tax	(6,997)	7,393	5,067
Net income	**$ 18,061**	**$ 75,496**	**$ 3,204**
Earnings per share—Basic:			
Income from continuing operations	$ 0.60	$ 1.63	$ (0.05)
(Loss) income from discontinued operations, net of tax	(0.17)	0.18	0.13
Net income	**$ 0.43**	**$ 1.80**	**$ 0.08**
Earnings per share—Diluted:			
Income from continuing operations	$ 0.60	$ 1.60	$ (0.05)
(Loss) income from discontinued operations, net of tax	(0.17)	0.17	0.12
Net income	**$ 0.43**	**$ 1.77**	**$ 0.08**
Weighted average shares outstanding:			
Basic	**41,864**	**41,869**	**40,033**
Diluted	**42,094**	**42,655**	**40,711**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2008, 2007 and 2006

(in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net	Treasury Stock	Total
Beginning balance, January 1, 2006	**$354**	**$170,384**	**$ (6,377)**	**$ 354**	**$ (20)**	**$164,695**
Dividends	—	—	(18,880)	—	—	(18,880)
Issuance of common stock	34	82,361	—	—	—	82,395
Tax benefits associated with restricted stock units	—	2,975	—	—	—	2,975
Repurchase of common stock	—	—	—	—	(6,608)	(6,608)
Issuance of restricted stock units	—	2,443	—	—	—	2,443
Amortization of restricted stock units—net	—	7,312	—	—	—	7,312
Forfeitures of vested restricted stock awards	—	(149)	—	—	—	(149)
Net income	—	—	3,204	—	—	3,204
Other comprehensive income, net of taxes	—	—	—	4,022	—	4,022
Ending balance, December 31, 2006	**388**	**265,326**	**(22,053)**	**4,376**	**(6,628)**	**241,409**
Dividends	—	—	(33,876)	—	—	(33,876)
Issuance of common stock	23	1,210	—	—	—	1,233
Tax benefits associated with restricted stock units	—	29,537	—	—	—	29,537
Repurchase of common stock	—	—	—	—	(38,313)	(38,313)
Issuance of restricted stock units	—	3,170	—	—	—	3,170
Amortization of restricted stock units—net	—	11,622	—	—	—	11,622
Forfeitures of vested restricted stock awards	—	(406)	—	—	—	(406)
Net income	—	—	75,496	—	—	75,496
Other comprehensive loss, net of taxes	—	—	—	(7,957)	—	(7,957)
Ending balance, December 31, 2007	**411**	**310,459**	**19,567**	**(3,581)**	**(44,941)**	**281,915**
Dividends	—	—	(32,647)	—	—	(32,647)
Issuance of common stock	31	914	—	—	—	945
Tax benefits associated with restricted stock units	—	11,189	—	—	—	11,189
Repurchase of common stock	—	—	—	—	(32,008)	(32,008)
Issuance of restricted stock units	—	3,114	—	—	—	3,114
Amortization of restricted stock units—net	—	21,552	—	—	—	21,552
Forfeitures of vested restricted stock awards	—	(140)	—	—	—	(140)
Net income	—	—	18,061	—	—	18,061
Other comprehensive loss, net of taxes	—	—	—	(27,039)	—	(27,039)
Ending balance, December 31, 2008	**$442**	**$347,088**	**$ 4,981**	**$(30,620)**	**$(76,949)**	**$244,942**

See notes to consolidated financial statements

COHEN & STEERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income	$ 18,061	$ 75,496	$ 3,204
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock compensation expense	21,694	11,808	7,335
Amortization, deferred commissions	4,156	10,729	4,340
Depreciation and amortization	4,027	6,990	6,403
Amortization, bond discount	—	—	(30)
Impairment	3,732	—	—
Deferred rent	(422)	1,596	135
Loss from securities owned	492	—	—
Loss (gain) from investments, available-for-sale	13,475	(1,784)	(2,637)
Loss (gain) from sale of property and equipment	—	2	(1,042)
Equity in earnings of affiliate	—	—	(1,541)
Deferred income taxes	10,431	3,325	1,191
Foreign currency (gain) loss	(403)	(103)	81
Changes in operating assets and liabilities:			
Accounts receivable	13,142	1,602	(12,567)
Due from broker	(15,755)	—	—
Deferred commissions	(1,052)	(8,582)	(6,117)
Income tax receivable / payable	(13,048)	5,737	(4,388)
Securities owned	(19,562)	—	—
Other assets	(123)	(3,063)	(65)
Accrued compensation	(14,195)	9,178	10,331
Securities sold but not yet purchased	10,676	—	—
Other liabilities and accrued expenses	(149)	3,865	732
Net cash provided by operating activities	**35,177**	**116,796**	**5,365**
Cash flows from investing activities:			
Purchases of investments, available-for-sale	(35,427)	(83,528)	(40,728)
Proceeds from sale and maturities of investments, available-for-sale	45,106	15,310	95,860
Cash paid for Cohen & Steers Europe S.A. acquisition, net of cash received	—	—	(6,890)
Purchases of property and equipment	(8,031)	(5,330)	(3,895)
Proceeds from sale of property and equipment	6	1,175	1,152
Net cash provided by (used in) investing activities	**1,654**	**(72,373)**	**45,499**
Cash flows from financing activities:			
Issuance of common stock	803	1,048	71,341
Excess tax benefits associated with restricted stock awards	10,761	28,705	2,975
Dividends to stockholders	(31,592)	(38,727)	(18,278)
Repurchase of common stock	(32,008)	(38,313)	(6,608)
Payment of capital lease obligations	(45)	(79)	(26)
Net cash (used in) provided by financing activities	**(52,081)**	**(47,366)**	**49,404**
Net (decrease) increase in cash and cash equivalents	(15,250)	(2,943)	100,268
Effect of exchange rate changes	136	554	—
Cash and cash equivalents, beginning of the year	136,971	139,360	39,092
Cash and cash equivalents, end of the year	**$121,857**	**$136,971**	**$139,360**

See notes to consolidated financial statements

Supplemental disclosures of cash flow information:

For the year ended December 31, 2008, cash paid for interest was approximately $105,000. For the years ended December 31, 2007 and 2006, there was no cash paid for interest.

For the years ended December 31, 2008, 2007 and 2006, cash paid for taxes, net of refunds, totaled approximately $7.7 million, $8.0 million, and $1.3 million, respectively.

Supplemental disclosures of non-cash operating, investing and financing activities:

In connection with its stock incentive plan, the Company issued for the years ended December 31, 2008, 2007 and 2006, fully vested restricted stock units in the amount of approximately $2.1 million, $2.5 million and $2.1 million, respectively. For the years ended December 31, 2008, 2007 and 2006, the Company issued unvested restricted stock units in the amount of approximately $31.4 million, $26.1 million and $12.4 million, respectively. For the years ended December 31, 2008, 2007 and 2006, forfeitures of restricted stock units totaled approximately $3.3 million, $2.5 million and $672,000, respectively. In addition, for the years ended December 31, 2008, 2007 and 2006, the Company issued restricted stock unit dividend equivalents in the amount of approximately $1.1 million, $630,000 and $362,000, respectively.

On December 24, 2008, the Company issued shares of its common stock with an aggregate grant date value of approximately $9.5 million in connection with its exit from the investment banking business.

On December 18, 2006, the Company issued shares of its common stock with an aggregate value of approximately $10.9 million in connection with its acquisition of the remaining 50% of Cohen & Steers Europe S.A.

For the years ended December 31, 2008 and 2007, there were no cash acquisitions of property and equipment under capital leases. For the year ended December 31, 2006, the Company acquired property and equipment under capital leases in the amount of approximately $68,000.

1. Basis of Presentation

Cohen & Steers, Inc. ("CNS") was organized as a Delaware corporation on March 17, 2004. CNS was formed to be the holding company for Cohen & Steers Capital Management, Inc. ("CSCM"), a New York corporation, and to allow for the issuance of common stock to the public.

The consolidated financial statements set forth herein include the accounts of CNS and its direct and indirect subsidiaries. CNS's significant wholly-owned subsidiaries are CSCM, Cohen & Steers Securities, LLC ("Securities") and Cohen & Steers Capital Advisors, LLC ("Advisors" and collectively, the "Company"). In addition, CNS has direct and indirect wholly-owned subsidiaries in Brussels, Hong Kong and London. All material intercompany balances and transactions have been eliminated in consolidation.

Through CSCM, a registered investment advisor under the Investment Advisers Act of 1940 (the "Advisers Act"), the Company provides investment management services to individual and institutional investors through a broad range of investment vehicles. The Company manages income-oriented equity portfolios specializing in U.S. and international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. The Company also offers alternative investment strategies such as hedged real estate securities portfolios and private real estate multimanager strategies. Its clients include Company-sponsored open-end and closed-end mutual funds and domestic corporate and public pension plans, foreign pension plans, endowment funds and individuals. Through Securities, its registered broker/dealers the Company provides distribution services for certain of its funds.

On December 5, 2008, the Company announced its plan to exit the investment banking business. On February 25, 2009, CSCM entered into a Purchase Agreement to sell its membership interest in Advisors to an entity controlled by the former managing directors of Advisors. The closing of this transaction is subject to approval from the Financial Industry Regulatory Authority ("FINRA") which is expected to occur in the second quarter of 2009.

2. Summary of Significant Accounting Policies

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation. The amounts related to these reclassifications are not material to the Company's consolidated financial statements.

Except as otherwise indicated, the notes to the consolidated financial statements do not include amounts from the Company's discontinued investment banking operation related to the consolidated statement of operations.

Consolidation—The Company consolidates all investments in affiliates in which the Company's ownership exceeds 50 percent. The equity method of accounting is used for investments in affiliates in which the Company's ownership ranges from 20 to 50 percent.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Investments—The management of the Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date. Securities owned and securities sold but not yet purchased are classified as trading securities, and are measured at fair value based on quoted market prices with unrealized gains and losses reported as (loss) gain from marketable securities in the Company's consolidated statement of operations. Trading securities are attributable to the consolidation of the Company's investment in its long-short global real estate fund. Investments classified as available-for-sale are primarily comprised of investment-grade preferred instruments and investments in Company-sponsored open-end and closed-end mutual funds. These investments are carried at fair value based on quoted market prices or market prices obtained from independent pricing services engaged by management, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. The Company periodically reviews each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If the Company believes an impairment on a security position is other than temporary, the loss will be recognized in the consolidated statement of operations.

Long-Lived Assets—Property and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the lease. Deferred commissions consist of commissions paid in advance to broker/dealers in connection with the sale of certain shares of Company-sponsored open-end load mutual funds and are capitalized and amortized over a period not to exceed six years. All long-lived assets are reviewed for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Goodwill and Intangible Assets—Goodwill represents the excess of the cost of the Company's investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill and indefinite lived intangible assets are not amortized but are tested at least annually for impairment by comparing the fair value to their carrying amounts. Finite lived intangible assets are amortized over their useful lives. See Note 3 for further discussion about the Company's goodwill and intangible assets.

Investment Advisory and Administration Fees—The Company earns revenue by providing asset management services to Company-sponsored open-end and closed-end mutual funds and to institutional separate accounts. This revenue is earned pursuant to the terms of the underlying advisory contract, and is based on a contractual investment advisory fee applied to the assets in the client's portfolio, net of waivers. The Company also earns revenue from administration fees paid by certain Company-sponsored open-end and closed-end mutual funds, based on the average daily net assets of such funds. This revenue is recognized as such fees are earned.

Distribution and Service Fees—Distribution and service fee revenue is earned as the services are performed, based on contractually-predetermined percentages of the average daily net assets of the open-end load mutual funds. Distribution and service fee revenue is recorded gross of any third-party distribution and service fee expense arrangements. The expenses associated with these third-party distribution and service fee arrangements are recorded as incurred. During the third quarter of 2007, the Company made a $5.8 million payment associated with an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. During the second quarter of 2006, the Company made payments of $75.7 million to terminate compensation agreements entered into in connection with the common share offerings of certain of its closed-end mutual funds. These payments were reflected as expenses in distribution and service fees on the accompanying consolidated statements of operations for the years ended December 31, 2007 and 2006, respectively.

Currency Translation—Assets and liabilities of subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the applicable consolidated statement of financial condition date. Revenue and expenses are translated at average exchange rates during the period. The gains and losses resulting from translating non-U.S. dollar functional currency into U.S. dollars are included in accumulated other comprehensive income, net of tax, a component of stockholders' equity. Gains or losses resulting from non-U.S. dollar currency transactions are included in the consolidated statements of operations.

Comprehensive Income—The Company reports all changes in comprehensive income in the consolidated statements of stockholders' equity. Comprehensive income includes net income, unrealized gains and losses on investments classified as available-for-sale (net of tax) and foreign currency translation adjustments (net of tax).

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, ***Accounting For Income Taxes*** ("SFAS 109"). The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

Stock-based Compensation—The Company accounts for stock-based compensation awards in accordance with SFAS No. 123(R), ***Share-Based Payment*** ("SFAS 123(R)"), which requires public companies to recognize compensation expense for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires the Company to estimate forfeitures. During the year ended December 31, 2008, the Company reduced its estimated forfeiture rate, resulting in an increase in employee compensation and benefits of approximately $1.0 million.

Recently Issued Accounting Pronouncements—In October 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position 157-3, ***Determining the Fair Value of a Financial Asset in a Market That Is Not Active,*** ("FSP 157-3") which clarifies the application of SFAS No. 157, ***Fair Value Measurements,*** ("SFAS 157") in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. The guidance provided by FSP 157-3 is consistent with the Company's approach to valuing financial assets for which there are no active markets.

In March 2008, SFAS No. 161, ***Disclosure about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133***, ("SFAS 161") was issued. SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that SFAS 161 will have a material impact on its consolidated financial statements.

In February 2008, the FASB issued Staff Position 157-2, ***Effective Date of FASB Statement No. 157*** ("FSP 157-2"), which delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Such non-financial assets and liabilities include goodwill, indefinite-lived intangible assets, long-lived assets and finite-lived intangible assets each measured at fair value for purposes of impairment testing; asset retirement and guarantee obligations initially measured at fair value; and those assets and liabilities initially measured at fair value in a business combination or asset purchase. The adoption of FSP 157-2 did not have a material impact on the Company's consolidated financial statements.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-11, ***Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards***, ("EITF 06-11"). EITF 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The consensus reached in EITF 06-11 should be applied prospectively to the income tax benefits of dividends declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of EITF 06-11 on January 1, 2008 did not have a material impact on the Company's consolidated financial statements.

In February 2007, SFAS No. 159, ***The Fair Value Option for Financial Assets and Financial Liabilities*** ("SFAS 159"), which allows companies to elect to measure certain financial assets and liabilities at fair value, was issued. The fair value election can be made on an instrument by instrument basis but is irrevocable once made. SFAS 159 is effective for the 2008 calendar year. The Company did not elect to apply SFAS 159 to any financial assets and liabilities.

In September 2006, SFAS 157, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value, was issued. SFAS 157 is effective for the 2008 calendar year. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements, but required additional disclosure.

3. Goodwill and Other Intangible Assets

Prior to December 18, 2006, the Company had a non-controlling 50% interest of approximately $4.4 million in Cohen & Steers Europe S.A., a Belgium-based global real estate securities manager. The Company accounted for its investment in Cohen & Steers Europe S.A. using the equity method of accounting. Under such accounting method, the investor recognizes its respective share of the investee's net income for the period. For the year ended December 31, 2006, the Company recognized approximately $1,541,000 of income under this method.

On December 18, 2006, the Company acquired the remaining 50% of Cohen & Steers Europe S.A. for approximately $17,810,000, net of cash acquired.

The following is the condensed statement of operations for Cohen & Steers Europe, S.A. (formerly Houlihan Rovers, S.A.) derived from the audited financial statements (in thousands):

	For the 12 months ended December 31, 2006
Total revenue	$9,176
Total expenses	3,811
Income before provision for income taxes	5,365
Provision for income taxes	1,831
Net income	**$3,534**

During 2007, the Company finalized the purchase price valuation and allocation associated with its acquisition of Cohen & Steers Europe S.A.

During 2008, the Company recorded impairment charges of approximately $3,507,000 associated with the finite lived and indefinite lived intangible assets related to management contracts for open-end mutual funds and institutional separate accounts, respectively, acquired with the purchase of Cohen & Steers Europe S.A. The charges represent the excess of the carrying amount over the fair value calculated based on the estimated discounted future cash flows, which were reduced as a result of the decline in the net asset value of the corresponding portfolios managed by the Company caused by market depreciation in the underlying securities. These charges are included in restructuring and impairment in the consolidated statements of operations for the year ended December 31, 2008.

The following summarizes the changes in the Company's goodwill and intangible assets resulting from the acquisition of Cohen & Steers Europe S.A. during the years ended December 31, 2008 and 2007 (in thousands):

	Goodwill	Finite Lived Intangible Assets	Indefinite Lived Intangible Assets
Balance at January 1, 2007	$20,609	$ 3,486	$ 2,300
Purchase price finalization	(481)	300	200
Currency revaluation	1,322	—	—
Amortization during 2007	—	(316)	—
Balance at December 31, 2007	**$21,450**	**$ 3,470**	**$ 2,500**
Impairment	—	(2,257)	(1,250)
Currency revaluation	(667)	—	—
Amortization during 2008	—	(317)	—
Balance at December 31, 2008	**$20,783**	**$ 896**	**$ 1,250**

The Company also had an intangible asset, which fully amortized in January 2008, that reflected the value of the non-competition agreements that the Company received from certain employees who were awarded fully vested restricted stock units ("RSUs") at the time of the Company's initial public offering. The intangible asset, with an original value of $15,400,000, was amortized on a straight-line basis over the life of these agreements.

The following is a summary of the intangible assets at December 31, 2008 and 2007 (in thousands):

	Remaining Amortization Period (In Months)	Gross Carrying Amount	Impairment Charges	Accumulated Amortization	Intangible Assets, Net
2008					
Amortized intangible assets:					
Non-compete agreements	—	$15,400	$ —	$(15,400)	$ —
Client relationships	120	3,800	(2,257)	(647)	896
Non-amortized intangible assets:					
Mutual fund management contracts	—	2,500	(1,250)	—	1,250
Total		**$21,700**	**$(3,507)**	**$(16,047)**	**$2,146**
2007					
Amortized intangible assets:					
Non-compete agreements	1	$15,400	$ —	$(15,030)	$ 370
Client relationships	132	3,800	—	(330)	3,470
Non-amortized intangible assets:					
Mutual fund management contracts	—	2,500	—	—	2,500
Total		**$21,700**	**$ —**	**$(15,360)**	**$6,340**

Amortization expense related to the intangible assets was approximately $687,000, $4,757,000 and $4,455,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Estimated amortization expense is as follows (in thousands):

Years Ended December 31,	Estimated Amortization Expense
2009	$ 90
2010	90
2011	90
2012	90
2013	90
Thereafter	446
Total	**$896**

4. Investments

Trading

On March 31, 2008, the Company launched a long-short global real estate fund (the "Fund"). At December 31, 2008, the Company owned 100% of the voting interest of the Fund and accordingly, the underlying assets and liabilities have been included in the Company's consolidated financial statements. The Fund had approximately $19,070,000 of securities owned and approximately $10,676,000 of securities sold but not yet purchased as of December 31, 2008, which were comprised primarily of equities. Intercompany balances and transactions have been eliminated in consolidation.

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives, as defined, as either assets or liabilities measured at fair value. The Company uses currency forwards to manage its exposure to market and currency risk and does not hold currency forwards for speculative or trading purposes. These currency forwards are not designated as hedges under SFAS 133, and changes in fair values of these derivatives are included in (loss) gain from marketable securities-net in the consolidated statements of operations. For the year ended December 31, 2008, the effect of derivative transactions was immaterial to the Company's consolidated statements of operations.

Available-for-sale

The following is a summary of the cost, gross unrealized gains, gross unrealized losses, impairments and fair value of investments, available-for-sale at December 31, 2008 and 2007 (in thousands):

December 31, 2008			Gross Unrealized			
	Cost	Gains	Losses < 12 months	Losses > 12 months	Impairments	Fair Value
Perpetual preferred securities	$37,211	$ —	$ (3,658)	$(13,310)	$ —	$20,243
Fixed rate preferred securities	6,997	22	(605)	(1,396)	(109)	4,909
Common stocks	6,008	260	(1,022)	(655)	—	4,591
Fixed income	5,206	—	(244)	(2,481)	(161)	2,320
Company-sponsored mutual funds	24,788	—	(5,936)	(6,070)	—	12,782
Total investments, available-for-sale	**$80,210**	**$282**	**$(11,465)**	**$(23,912)**	**$(270)**	**$44,845**

December 31, 2007			Gross Unrealized		
	Cost	Gains	Losses < 12 months	Losses > 12 months	Fair Value
Perpetual preferred securities	$ 60,945	$ —	$(5,497)	$(2,149)	$53,299
Fixed rate preferred securities	8,632	16	(916)	—	7,732
Common stocks	3,250	411	(237)	(21)	3,403
Fixed income	5,256	—	(750)	—	4,506
Company-sponsored mutual funds	25,011	1,633	(1,881)	—	24,763
Total investments, available-for-sale	**$103,094**	**$2,060**	**$(9,281)**	**$(2,170)**	**$93,703**

Sales proceeds, gross realized gains and losses, and dividend income from investments, available-for-sale and Company-sponsored mutual funds for the years ended December 31, 2008, 2007 and 2006 are summarized below (in thousands):

	Investments, available-for-sale Years Ended December 31,			Company-Sponsored Mutual Funds Years Ended December 31,		
	2008	2007	2006	2008	2007	2006
Proceeds from sales and maturities	$ 45,106	$15,310	$95,860	$796	$7,583	$6,981
Gross realized gains	704	2,658	3,126	205	2,487	1,734
Gross realized losses	(13,905)	(874)	(489)	—	—	—
Dividend income	3,236	2,899	1,054	255	362	407

During the year ended December 31, 2008, the Company recorded an impairment loss, which is included in the (loss) gain from marketable securities-net in the consolidated statements of operations, of approximately $10,764,000 from investments primarily in Federal National Mortgage Association ("FNMA") preferred securities. The FNMA preferred securities were sold during the third quarter of 2008.

Unrealized losses on investments, available-for-sale as of December 31, 2008 were generally caused by market conditions. When evaluating whether an unrealized loss on an investment, available-for-sale is other-than-temporary, the Company reviews such factors as extent and duration of the loss, deterioration in the issuer's credit quality, reduction or cessation of dividend payments and overall financial strength of the issuer. As of December 31, 2008, the Company determined that it had the ability and intent to hold these investments until a recovery of fair value, which may mean until maturity. Accordingly, impairment of these investments is considered temporary. See Note 18 to the consolidated financial statements for impairments recorded on investments, available-for-sale subsequent to December 31, 2008.

Fair Value

SFAS 157 defines, establishes a framework for measuring and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument should be carried at fair value. SFAS 157 is effective for the 2008 calendar year.

SFAS 157 specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. In accordance with SFAS 157, these classifications are summarized in the three broad levels listed below:

- Level 1—Quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

These levels are not necessarily an indication of the risk or liquidity associated with the investments. In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to SFAS 157. The following table presents fair value measurements as of December 31, 2008 (in thousands):

	Level 1	Level 2	Total
Securities owned	$ 19,070	$ —	$ 19,070
Investments, available-for-sale			
Perpetual preferred securities	$ 13,235	$7,008	$ 20,243
Fixed rate preferred securities	4,909	—	4,909
Common stocks	4,591	—	4,591
Fixed income	—	2,320	2,320
Company-sponsored mutual funds	12,782	—	12,782
Total investments, available-for-sale	$ 35,517	$9,328	$ 44,845
Securities sold but not yet purchased	$(10,676)	$ —	$(10,676)

The investments classified as level 2 in the above table were comprised of auction rate preferred securities and corporate debt securities.

5. Property and Equipment

The following is a summary of property and equipment at December 31, 2008 and 2007 (in thousands):

	2008	2007
Equipment	$ 8,032	$ 6,529
Furniture and fixtures	3,416	2,134
Software	2,541	1,531
Leasehold improvements	10,902	7,237
Subtotal	**24,891**	**17,431**
Less: Accumulated depreciation and amortization	(8,471)	(5,205)
Property and equipment, net	**$16,420**	**$12,226**

Depreciation and amortization expense related to property and equipment was $3,337,000, $2,229,000 and $1,941,000 for the years ended December 2008, 2007 and 2006, respectively.

The estimated useful lives of the Company's property and equipment ranges from 3-9 years.

6. Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average shares outstanding. Diluted earnings per share are calculated by dividing net income by the total weighted average shares of common stock outstanding and common stock equivalents. Common stock equivalents are comprised of dilutive potential shares from restricted stock unit awards. Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Diluted earnings per share are computed using the treasury stock method. Anti-dilutive common stock equivalents of 428,000 shares were excluded from the computation for the year ended December 31, 2008. There were no anti-dilutive common stock equivalents excluded from the computation for the years ended December 31, 2007 and 2006.

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31, 2008, 2007 and 2006 (in thousands, except per share data):

	Years Ended December 31,		
	2008	2007	2006
Income (loss) from continuing operations	$25,058	$68,103	$ (1,863)
(Loss) income from discontinued operations, net of tax	(6,997)	7,393	5,067
Net income	**$18,061**	**$75,496**	**$ 3,204**
Basic weighted average shares outstanding	41,864	41,869	40,033
Dilutive potential shares from restricted stock awards	230	786	678
Dilutive weighted average shares outstanding	42,094	42,655	40,711
Basic earnings per share—Income from continuing operations	$ 0.60	$ 1.63	$ (0.05)
Basic earnings per share—(Loss) income from discontinued operations, net of tax	(0.17)	0.18	0.13
Basic earnings per share	**$ 0.43**	**$ 1.80**	**$ 0.08**
Diluted earnings per share—Income from continuing operations	$ 0.60	$ 1.60	$ (0.05)
Diluted earnings per share—(Loss) income from discontinued operations, net of tax	(0.17)	0.17	0.12
Diluted earnings per share	**$ 0.43**	**$ 1.77**	**$ 0.08**

7. Stock-Based Compensation

2004 STOCK INCENTIVE PLAN

The Cohen & Steers 2004 Stock Incentive Plan (the "SIP") provides for the issuance of RSUs, stock options and other stock-based awards for a period of up to ten years to eligible employees and directors. A total of 14.0 million shares of common stock may be granted under the SIP. At December 31, 2008, RSUs with respect to approximately 8.1 million shares of common stock were issued.

RESTRICTED STOCK UNITS

Vested Restricted Stock Unit Grants

At the time of the initial public offering, the Company granted awards of vested RSUs to certain employees pursuant to the SIP. Certain of these awards replaced all outstanding Stock Appreciation Rights awards previously made under the Company's Stock Appreciation Rights Plan, which was subsequently terminated. As of the last business day of January 2008, all shares were delivered.

The Company has granted awards of vested RSUs to the independent directors of the Company pursuant to the SIP. The directors are entitled to receive delivery of the underlying common stock on the third anniversary of the date of the grant. Dividends declared during the delayed delivery period are paid to the directors in cash. At December 31, 2008, vested RSUs with respect to approximately 23,000 shares of common stock are outstanding pursuant to these grants. In connection with the grant of these vested RSUs, the Company recorded non-cash stock-based compensation expense of approximately $300,000, $234,000, and $168,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table sets forth activity relating to the Company's granted awards of vested RSUs under the SIP for the replacement of Stock Appreciation Rights and for awards to the independent directors (share data in thousands):

	Year Ended December 31, 2008	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	1,795	$13.14
Granted	11	27.63
Delivered	(1,783)	13.02
Balance at December 31, 2008	23	$29.37

Unvested Restricted Stock Unit Grants

The Company grants awards of unvested RSUs to certain employees pursuant to the SIP. The fair value at the date of grant is expensed on a straight-line basis over the applicable service periods. Dividends are not paid to the holders of unvested RSUs. At December 31, 2008, RSUs with respect to approximately 648,000 shares of common stock are outstanding pursuant to these grants. Amortization expense related to the unearned stock-based compensation, net of forfeitures, was approximately $6,077,000, $6,662,000 and $5,659,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table sets forth activity relating to the Company's granted awards under the above mentioned plans (share data in thousands):

	Year Ended December 31, 2008	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	1,309	$20.54
Granted	194	27.42
Delivered	(826)	16.01
Forfeited	(29)	22.75
Balance at December 31, 2008	648	$28.26

Incentive Bonus Plans for Employees of the Company

The Company has implemented two programs for employees under which (i) based upon compensation levels, it automatically pays a portion of their year-end bonuses in the form of unvested RSUs ("Mandatory Plan") and (ii) employees can elect to defer, on a pre-tax basis, an additional portion of their year-end bonus in the form of vested RSUs ("Voluntary Plan"). These RSUs are issued pursuant to the SIP. Under both plans, the Company matches a predetermined amount of the employee contribution in the form of unvested RSUs. Dividend equivalents are accrued on the deferred compensation awards and the matches in the form of additional unvested RSUs. The RSUs under the Mandatory Plan, including the Company match, will vest and be delivered pro-rata over four years. The dividend equivalents issued under the Mandatory Plan vest and will be delivered four years after the date of grant. The RSUs granted under the Voluntary Plan vest immediately at the date of grant and will be delivered three years after the date of grant. The Company match and dividend equivalents under the Voluntary Plan vest and will be delivered three years after the date of grant. The fair value at the date of grant of the RSUs under the Mandatory Plan and the matching under both programs is expensed on a straight-line basis.

As of December 31, 2008, approximately 952,000 and 227,000 RSUs under the Mandatory Plan and Voluntary Plan, respectively, including matching and dividend equivalents, were outstanding. In connection with the grant of the vested RSUs issued under the Voluntary Plan, the Company recorded a non-cash stock-based compensation expense, including amortization on the matching component, of approximately $510,000, $1,796,000, and $2,379,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense, net of forfeitures, related to the unearned stock-based compensation of the Mandatory Plan, including the matching component, was approximately $7,883,000, $3,496,000 and $962,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table sets forth activity relating to the Company's incentive bonus plans, including Company match and dividend equivalents (share data in thousands):

	Year Ended December 31, 2008	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2008	602	$38.43
Granted	1,057	27.32
Delivered	(388)	34.31
Forfeited	(93)	30.81
Balance at December 31, 2008	1,178	$30.42

EMPLOYEE STOCK PURCHASE PLAN

Pursuant to the 2004 Employee Stock Purchase Plan ("ESPP"), the Company allows eligible employees, as defined in the ESPP, to purchase common stock at a 15% discount from market value with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of common stock authorized for purchase by eligible employees was 500,000. For the years ended December 31, 2008, 2007 and 2006, approximately 42,000, 31,000 and 44,000 shares, respectively, had been purchased by eligible employees through the ESPP. For the years ended December 31, 2008, 2007 and 2006, the Company recorded a non-cash stock-based compensation expense of approximately $120,000, $162,000 and $127,000, respectively, which represents the discount on the shares issued pursuant to this plan. The ESPP will terminate upon the earliest to occur of the following: (1) termination of the ESPP by the board of directors, (2) issuance of all of the shares reserved for issuance under the ESPP, or (3) the tenth anniversary of the effective date of the ESPP.

8. 401(k) and Profit-Sharing Plan

The Company sponsors a profit-sharing plan (the "Plan") covering all employees who meet certain age and service requirements. Subject to limitations, the Plan permits participants to defer up to 70% of their compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $0.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act. No discretionary contributions were made for the years ended December 31, 2008, 2007 and 2006.

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are used to reduce the Company's contributions to the Plan. Forfeitures for the years ended December 31, 2008, 2007 and 2006 totaled approximately $53,000, $19,000 and $33,000, respectively.

Matching contributions, net of forfeitures, to the Plan totaled approximately $1,021,000, $743,000 and $866,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

9. Comprehensive Income

Total comprehensive income includes net income and other comprehensive income, net of tax. The components of comprehensive income for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Income (loss) from continuing operations	$ 25,058	$ 68,103	$(1,863)
(Loss) income from discontinued operations, net of tax	(6,997)	7,393	5,067
Net income	18,061	75,496	3,204
Foreign currency translation adjustment	(841)	1,955	603
Net unrealized (loss) gain on available-for-sale securities, net of tax	(18,183)	(10,972)	1,665
Reclassification of realized gain on available-for-sale securities, net of tax	(8,015)	1,060	1,754
Total comprehensive income	**$ (8,978)**	**$ 67,539**	**$ 7,226**

10. Related Party Transactions

The Company is an investment advisor to, and has administrative agreements with, affiliated open-end and closed-end mutual funds for which certain employees are officers and/or directors. The following table sets forth the amount of revenue the Company earned from these affiliated funds for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Investment advisory and administration fees	$125,331	$170,763	$126,104
Distribution and service fees	17,055	28,402	15,748
	$142,386	**$199,165**	**$141,852**

For the years ended December 31, 2008, 2007 and 2006, the Company had investment advisory agreements with certain affiliated closed-end mutual funds, pursuant to which the Company contractually waived approximately $11,686,000, $18,789,000 and $20,307,000, respectively, of advisory fees it was otherwise entitled to receive. These investment advisory agreements contractually require the Company to waive a portion of the advisory fees the Company otherwise would charge for up to ten years from the respective funds' inception date. The board of directors of these mutual funds must approve the renewal of the advisory agreements each year, including any reduction in advisory fee waivers scheduled to take effect during that year. As of December 31, 2008, such scheduled reductions in advisory fee waivers were effective for four funds.

The Company has agreements with certain affiliated open-end and closed-end mutual funds to reimburse certain fund expenses. For the years ended December 31, 2008, 2007 and 2006, expenses of approximately $5,318,000, $4,179,000 and $2,283,000, respectively, were incurred by the Company pursuant to these agreements and are included in general and administrative expenses.

The Company receives, in certain instances, reimbursements associated with the launch of its open-end and closed-end mutual funds. These reimbursements, which are included in general and administrative expenses, totaled approximately $776,000 and $901,000 for the years ended December 31, 2007 and 2006.

General and administrative expenses included $5,295,000 of sub-advisory fees paid to Cohen & Steers Europe S.A. for the year ended December 31, 2006.

Included in accounts receivable at December 31, 2008 and 2007 are receivables due from Company-sponsored mutual funds of approximately $6,083,000 and $15,145,000, respectively.

See Note 4 relating to investments in Company-sponsored mutual funds.

11. Regulatory Requirements

Securities and Advisors, registered broker/dealers in the U.S., are subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that broker/dealers maintain a minimum level of net capital, as defined. As of December 31, 2008, Securities and Advisors had net capital of approximately $11,581,000 and $9,956,000, respectively, which exceeded their requirements by approximately $11,436,000 and $9,372,000, respectively. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule.

Securities and Advisors do not carry customer accounts and are exempt from the SEC's Rule 15c3-3 pursuant to provisions (k)(1) and (k)(2)(i) of such rule, respectively.

The non-U.S. subsidiaries of the Company are regulated outside the U.S. by the Hong Kong Securities and Futures Commission, the United Kingdom Financial Securities Authority, and the Belgium Banking, Finance and Insurance Commission (collectively, the "Foreign Regulated Entities"). As of December 31, 2008, the Foreign Regulated Entities had aggregate minimum regulatory capital requirements of approximately $1,218,000 and the Foreign Regulated Entities exceeded those requirements by approximately $29,337,000.

12. Commitments

The Company leases office space under noncancelable operating leases expiring at various dates through August 2016. The Company subleases some of its office space to a third party under a noncancelable operating lease expiring January 30, 2014. The aggregate minimum future payments under the leases and subleases are as follows (in thousands):

Years Ended December 31,	Gross Rent Obligations	Sublease Income	Net Rent Obligations
2009	$ 7,500	$ (819)	$ 6,681
2010	7,597	(819)	6,778
2011	7,241	(819)	6,422
2012	6,991	(846)	6,145
2013	7,192	(901)	6,291
Thereafter	1,623	(75)	1,548
	$38,144	**$(4,279)**	**$33,865**

Rent expense charged to operations, including escalation charges for real estate taxes and other expenses, totaled approximately $6,752,000, $5,309,000 and $3,117,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Sublease rental income received for the years ended December 31, 2008, 2007 and 2006 was approximately $837,000, $1,100,000 and $963,000, respectively.

13. Income Taxes

The provision for income taxes for the years ended December 31, 2008 and 2007 includes U.S. federal, state, local and foreign taxes at an effective tax rate of 45.4% and 37.8%, respectively. The benefit for income taxes from continuing operations for the year ended December 31, 2006 includes U.S. federal, state, local and foreign taxes at an effective tax rate of 44.8%. Included in the tax provision for the year ended December 31, 2008 were a $2.1 million loss of tax benefit associated with losses recorded on available-for-sale securities, primarily from investments in Federal National Mortgage Association preferred securities, a $3.2 million valuation allowance associated with investments, available-for-sale, and a $1.3 million expense reduction due to an adjustment from the estimated provision to the actual 2007 U.S. federal tax return. Excluding the items mentioned above, the approximate effective tax rate for the year ended December 31, 2008 was 37%. The tax benefit from continuing operations for the year ended December 31, 2006 was primarily the result of the application of a tax loss, which was generated by the $75.7 million of lump sum payments made to terminate certain fund compensation agreements.

Under Accounting Principles Board ("APB") Opinion No. 23, ***Accounting for Income Taxes***, the Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis in its investments in foreign subsidiaries that are essentially permanent in duration. That excess totaled approximately $24,215,000 as of December 31, 2008. The determination of the additional deferred taxes that have not been provided is not practicable.

The income (loss) from continuing operations before provision (benefit) for income taxes and equity in earnings of affiliate for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	Years Ended December 31,		
	2008(1)	2007(1)	2006(1)
Pretax income (loss) from U.S. operations	$33,696	$ 89,680	$(6,357)
Pretax income from foreign operations	12,184	19,801	1,442
Income (loss) from continuing operations before provision (benefit) for income taxes and equity in earnings of affiliate	45,880	109,481	(4,915)
Equity in earnings of affiliate	—	—	1,541
Income (loss) from continuing operations before provision (benefit) for income taxes	**$45,880**	**$109,481**	**$(3,374)**
Current:			
U.S. federal	$ 7,268	$ 28,576	$(2,311)
State and local	1,163	4,572	(698)
Non-U.S.	2,418	4,636	330
	10,849	**37,784**	**(2,679)**
Deferred taxes:			
U.S. federal	8,595	3,203	1,158
State and local	1,381	512	10
Non-U.S.	(3)	(121)	—
	9,973	**3,594**	**1,168**
Provision (benefit) for income taxes	**$20,822**	**$ 41,378**	**$(1,511)**

(1) See Note 16 for tax benefit or provision related to discontinued operations.

Deferred income taxes represent the tax effects of the temporary differences between book and tax bases and are measured using enacted tax rates that will be in effect when such items are expected to reverse. The Company records a valuation allowance, when necessary, to reduce deferred tax assets to an amount that more likely than not will be realized.

Significant components of the Company's net deferred income tax asset at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Deferred income tax assets—net:		
Unrealized losses/(gains) on investments	$ 13,830	$ 3,692
Stock-based compensation	7,575	18,779
Non-deductible realized losses on sales of securities	3,472	—
NOL carry forward(1)	1,833	—
Deferred rent	1,106	1,223
Acquisition of Cohen & Steers Europe S.A.	(870)	(2,388)
Deferred sales commissions	(314)	(1,665)
Other	374	771
Subtotal	27,006	20,412
Less: valuation allowance	(17,302)	—
Deferred income tax asset—net	**$ 9,704**	**$20,412**

(1) Federal NOL carry forward expires in 2029.

The Company adopted the provisions of FIN 48, an interpretation of SFAS 109, on January 1, 2007. At December 31, 2008, the Company had approximately $5,684,000 of total gross unrecognized tax benefits. Of this total, approximately $3,434,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods. The Company expects to reduce its unrecognized tax benefits by $784,000 within the next twelve months due to the lapse of the statute of limitations on certain positions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits from continuing operations is as follows (in thousands):

	Liability for Unrecognized Tax Benefits
Gross unrecognized tax benefits balance at January 1, 2007 (adoption date)	$ 1,731
Addition for tax positions of current year	951
Addition for tax positions of prior years	2,808
Gross unrecognized tax benefits balance at December 31, 2007	**$ 5,490**
Addition for tax positions of current year	1,408
Addition for tax positions of prior years	492
Reversal of tax positions from prior years	(1,706)
Gross unrecognized tax benefits balance at December 31, 2008	**$ 5,684**

The Company recognizes potential interest and penalties related to uncertain tax positions in the provision for income taxes. At December 31, 2008 and 2007, the Company had accrued approximately $598,000 and $672,000, respectively, in potential interest associated with uncertain tax positions.

The tax years 2004 through 2008 remain open to examination by various taxing jurisdictions.

A reconciliation of the Company's statutory federal income tax rate and the effective tax rate from continuing operations for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
U.S. statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income taxes	5.6%	5.6%	5.5%
Revaluation of deferred tax assets related to unrealized loss on investments, available-for-sale	7.0%	—	—
Non-deductibility of realized losses on sales of securities	4.5%	—	—
Adjustment from estimated provision to actual return	(1.2)%	—	—
Revaluation of deferred tax assets and liabilities due to reduction to overall state tax rates	—	—	(3.2)%
Revaluation of deferred tax assets and liabilities due to New York State law change	—	—	—
Foreign operations tax differential	(5.3)%	(3.8)%	8.0%
Other	(0.2)%	1.0%	(0.5)%
Effective income tax rate	**45.4%**	**37.8%**	**44.8%**

14. Concentration of Credit Risk

The Company's cash and cash equivalents are principally on deposit with three major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

The following affiliated funds provided 10 percent or more of the total revenue of the Company (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Cohen & Steers International Realty Fund:			
Investment advisory and administration fees	$25,162	$37,271	$ —
Percent of total revenue	14%	15%	—
Cohen & Steers Realty Shares, Inc.:			
Investment advisory and administration fees	—	$26,729	$24,719
Percent of total revenue	—	10%	14%

15. Segment Reporting

SFAS No. 131, ***Disclosures about Segments of an Enterprise and Related Information,*** establishes disclosure requirements relating to operating segments in consolidated financial statements. Management has determined that the Company operates in one business segment.

Although the Company does provide supplemental disclosure regarding assets under management and other asset flows by product (primarily distinguishing between funds and separately managed accounts), the Company's determination that it operates in one business segment is based on the fact that the Company's chief operating decision makers (namely the Company's Executive Committee) review the Company's financial performance at an aggregate level. All of the products and services provided by the Company relate to investment management and are subject to a similar regulatory framework. In many instances, the investment professionals who manage the Company's funds are the same investment professionals who manage the Company's separately managed accounts.

16. Discontinued Operations

On December 5, 2008, the Company announced its plan to exit the investment banking business and sell its membership interest in Advisors. In accordance with SFAS No. 144, ***Accounting for the Impairment or Disposal of Long-Life Assets,*** the after-tax results of operations of Advisors are reflected as income (loss) from discontinued operations on the Company's consolidated statements of operations.

On February 25, 2009, CSCM entered into a Purchase Agreement to sell its membership interest in Advisors to an entity controlled by the former managing directors of Advisors. The closing of this transaction is subject to approval from FINRA which is expected to occur in the second quarter of 2009.

In conjunction with the Company's decision to exit the investment banking business, the results from the investment banking activities, which have historically been reported as a separate business segment, Investment Banking, are reflected in discontinued operations in the Company's consolidated financial statements. All periods presented reflect this change. The 2008 results included a pre-tax charge of approximately $7.7 million due to severance and other employee related costs. Total tax benefit for the year ended December 31, 2008 was approximately $4.8 million. Total tax provisions for the years ended December 31, 2007 and 2006 were approximately $4.9 million and $2.3 million, respectively.

17. Selected Quarterly Financial Data (unaudited)

The table below presents selected quarterly financial data for 2008 and 2007. The data presented should be read in conjunction with the consolidated financial statements of Cohen & Steers, Inc. and "Management's Discussion and Analysis of Financial Results of Operations" included herein (in thousands, except per share data):

	Quarter				
	1st	2nd	3rd	4th	Total
2008					
Revenue	$53,587	$54,410	$48,937	$28,896	$185,830
Operating income	20,137	21,292	14,004	(2,140)	53,293
Income (loss) from continuing operations	13,853	14,038	(754)	(2,079)	25,058
(Loss) income from discontinued operations, net of tax	(853)	(458)	(806)	(4,880)	(6,997)
Net income (loss)	13,000	13,580	(1,560)	(6,959)	18,061
Earnings per share—Basic:					
Income (loss) from continuing operations	$ 0.33	$ 0.34	$ (0.02)	$ (0.05)	$ 0.60
(Loss) income from discontinued operations, net of tax	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.12)	$ (0.17)
Net income (loss)	**$ 0.31**	**$ 0.32**	**$ (0.04)**	**$ (0.17)**	**$ 0.43**
Earnings per share—Diluted:					
Income (loss) from continuing operations	$ 0.33	$ 0.33	$ (0.02)	$ (0.05)	$ 0.60
(Loss) income from discontinued operations, net of tax	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.12)	$ (0.17)
Net income (loss)	**$ 0.31**	**$ 0.32**	**$ (0.04)**	**$ (0.17)**	**$ 0.43**
Weighted-average shares outstanding:					
Basic	**41,903**	**41,850**	**41,889**	**41,813**	**41,864**
Diluted	**42,134**	**42,037**	**41,889**	**41,813**	**42,094**
2007					
Revenue	$61,021	$66,357	$64,631	$63,060	$255,069
Operating income	25,347	27,222	20,031	26,872	99,472
Income from continuing operations	16,858	18,371	14,728	18,146	68,103
Income from discontinued operations, net of tax	5,458	251	1,133	551	7,393
Net income	22,316	18,622	15,861	18,697	75,496
Earnings per share—Basic:					
Income from continuing operations	$ 0.40	$ 0.44	$ 0.35	$ 0.43	$ 1.63
Income from discontinued operations, net of tax	$ 0.13	$ 0.01	$ 0.03	$ 0.01	$ 0.18
Net income	**$ 0.53**	**$ 0.45**	**$ 0.38**	**$ 0.45**	**$ 1.80**
Earnings per share—Diluted:					
Income from continuing operations	$ 0.39	$ 0.43	$ 0.35	$ 0.43	$ 1.60
Income from discontinued operations, net of tax	$ 0.13	$ 0.01	$ 0.03	$ 0.01	$ 0.17
Net income	**$ 0.52**	**$ 0.44**	**$ 0.37**	**$ 0.44**	**$ 1.77**
Weighted-average shares outstanding:					
Basic	**41,983**	**41,809**	**41,823**	**41,864**	**41,869**
Diluted	**42,828**	**42,666**	**42,564**	**42,566**	**42,655**

18. Subsequent Events

On March 12, 2009, CNS declared a quarterly cash dividend on its common stock in the amount of $0.05 per share. The dividend will be payable on April 17, 2009 to stockholders of record at the close of business on March 31, 2009.

The Company recorded impairment charges on its investments, available-for-sale of approximately $4.5 million and $12.9 million on March 6, 2009 and March 12, 2009, respectively, due to certain factors, which include extent and duration of the loss, deterioration in the issuer's credit quality and overall financial strength of the issuer.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

EXHIBIT INDEX

Exhibit Number	Description
3.1	—Form of Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	—Form of Amended and Restated Bylaws of the Registrant(2)
4.1	—Specimen Common Stock Certificate(1)
4.2	—Form of Registration Rights Agreement among the Registrant, Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.1	—Form of Tax Indemnification Agreement among Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, The Martin Cohen 1998 Family Trust and Robert H. Steers Family Trust(1)
10.2	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(1)
10.3	—Form of Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(1)
10.4	—Cohen & Steers, Inc. Amended and Restated 2004 Stock Incentive Plan*(3)
10.5	—Cohen & Steers, Inc. Amended and Restated 2004 Annual Incentive Plan*(3)
10.6	—Cohen & Steers, Inc. 2004 Employee Stock Purchase Plan*(1)
10.7	—Form of Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.8	—Form of Voluntary Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.9	—Form of Mandatory Deferral Program Restricted Stock Unit Agreement for the issuance of awards pursuant to the Cohen & Steers, Inc. 2004 Stock Incentive Plan*(4)
10.10	—Additional Compensation Termination Agreement, dated as of April 10, 2006, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cohen & Steers Capital Management, Inc.(5)
10.11	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Martin Cohen*(6)
10.12	—Amendment to Employment Agreement between Cohen & Steers Capital Management, Inc. and Robert H. Steers*(6)
21.1	—Subsidiaries of the Registrant (filed herewith)
23.1	—Consent of Deloitte & Touche LLP (filed herewith)
24.1	—Powers of Attorney (included on signature page hereto)
31.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.3	—Certification of the co-Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	—Certification of the co-Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.3	—Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

(1) Incorporated by Reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-114027), as amended, originally filed with the Securities and Exchange Commission on March 30, 2004.

(2) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended June 30, 2008.
(3) Incorporated by Reference to the Registrant's Current Report on Form 8-K (Commission File No. 001-32236), filed on May 15, 2008.
(4) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended September 30, 2004.
(5) Incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q (Commission File No. 001-32236), for the quarter ended March 31, 2006.
(6) Incorporated by Reference to the Registrant's Annual Report on Form 10-K (Commission File No. 001-32236), for the year ended December 31, 2007.
* Denotes compensatory plan.

Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Territory of Organization
Cohen & Steers Capital Management, Inc.	New York
Cohen & Steers Capital Advisors, LLC	Delaware
Cohen & Steers Securities, LLC	Delaware
Cohen & Steers Asia Limited	Hong Kong
Cohen & Steers UK Limited	United Kingdom
Cohen & Steers Europe S.A.	Belgium
Cohen & Steers Global Real Estate Long-Short Fund, LP	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements listed below of our report dated March 16, 2009, relating to the consolidated financial statements of Cohen & Steers, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2008.

Form	Registration Statement No.	Description
S-8	333-118972	Cohen & Steers, Inc. 2004 Stock Incentive Plan Cohen & Steers, Inc. Employee Stock Purchase Plan
S-3	333-128633	Cohen & Steers Registration Statement

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 16, 2009

Exhibit 31.1

CO-CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Martin Cohen, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2008 of Cohen & Steers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2009

/S/ MARTIN COHEN

Martin Cohen
Co-Chief Executive Officer
(Co-Principal Executive Officer)

Exhibit 31.2

CO-CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Robert H. Steers, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2008 of Cohen & Steers, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2009

/S/ ROBERT H. STEERS

Robert H. Steers
Co-Chief Executive Officer
(Co-Principal Executive Officer)

Exhibit 31.3

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Matthew S. Stadler, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2008 of Cohen & Steers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2009

/s/ MATTHEW S. STADLER

Matthew S. Stadler
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF THE CO-CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cohen & Steers, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin Cohen, Co-Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2009

/s/ Martin Cohen
Martin Cohen
Co-Chief Executive Officer

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

CERTIFICATION OF THE CO-CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cohen & Steers, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Steers, Co-Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2009

/S/ ROBERT H. STEERS

Robert H. Steers
Co-Chief Executive Officer

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.3

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cohen & Steers, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew S. Stadler, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 16, 2009

/S/ MATTHEW S. STADLER

Matthew S. Stadler
Chief Financial Officer

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Corporate Headquarters
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017
(212) 832-3232

Stock Listing
Cohen & Steers, Inc. common stock is traded on the New York Stock Exchange under the symbol CNS. At the close of business on March 13, 2009, there were 72 common shareholders of record. Beneficial owners of our common stock whose shares are held in the "street name" of a bank, broker or other holder of record are not included in the number of common shareholders of record.

Internet Information
Information on Cohen & Steers financial reports and its products and services is available on the Internet at cohenandsteers.com.

Financial Information
Cohen & Steers makes available, free of charge, through its Web site, cohenandsteers.com, under the heading "Corporate Info/SEC Filings," its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. Further, Cohen & Steers will provide, free of charge to each shareholder upon written request, a copy of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Salvatore Rappa, senior vice president and associate general counsel, Cohen & Steers, Inc., 280 Park Avenue, New York, NY 10017. Requests may also be directed to (212) 832-3232 or via e-mail to srappa@cohenandsteers.com. Copies may also be accessed electronically by means of the SEC's Web site on the Internet at www.sec.gov.

NYSE Certification
Cohen & Steers submitted its annual chief executive officer certification pursuant to Rule 303A.12 of the New York Stock Exchange on May 13, 2008. Cohen & Steers has also submitted its chief executive officer and chief financial officer certifications pursuant to the Sarbanes-Oxley Act of 2002.

Corporate Governance at Cohen & Steers
Cohen & Steers Corporate Governance Guidelines and additional information about Cohen & Steers' board and its committees and corporate governance at Cohen & Steers are posted on the corporate governance section of the "Corporate Info" page of the Cohen & Steers Web site at cohenandsteers.com. Shareholders who would like to request printed copies of the Cohen & Steers Code of Business Conduct and Ethics, or the charter of the board's audit, nominating and corporate governance, or compensation committees (all of which are posted on the Cohen & Steers Web site), may do so by sending their requests to Salvatore Rappa, senior vice president and associate general counsel, at our corporate headquarters.

Inquiries
Analysts, institutional investors, individual shareholders, news media representatives and others seeking general information should contact Matthew S. Stadler, chief financial officer, at (212) 832-3232 or via e-mail at mstadler@cohenandsteers.com.

Annual Shareholders Meeting
All shareholders are invited to attend the Cohen & Steers annual shareholders meeting on Friday, May 8, 2009, beginning at 9:00 a.m., Eastern Time. The meeting will be held at our corporate headquarters, located at 280 Park Avenue, New York, NY 10017.

Dividend Policy
Cohen & Steers currently pays a quarterly cash dividend at a rate of $0.05 per share. The declaration and payment of dividends to holders of common stock by Cohen & Steers, if any, are subject to the discretion of its board of directors. The board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by Cohen & Steers and its subsidiaries, and such other factors as the board of directors may consider to be relevant.

Registrar and Transfer Agent
BNY Mellon Shareowner Services is the transfer agent and registrar for the Cohen & Steers common stock and maintains shareholder accounting records. The transfer agent should be contacted on questions of change in address, name or ownership, lost certificates and consolidation of accounts.

Please contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Toll-free (United States): (866) 282-3779
Foreign shareholders: (201) 680-6578
Hearing impaired: (800) 231-5469
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Common Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from August 13, 2004 (the date our common stock first began trading on the NYSE) through December 31, 2008, with the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the SNL Asset Manager Index.* The graph assumes the investment of $100 in our common stock and in each of the two indices on August 13, 2004 and the reinvestment of all dividends, if any. The initial public offering price of our common stock was $13.00 per share.

Total Return Performance


Cohen & Steers, Inc.
SNL Asset Manager Index
S&P 500
Index Value
350
300
250
200
150
100
50
08/13/04
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Period Ending

Index	08/13/04	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Cohen & Steers, Inc.	100.00	126.61	148.51	325.59	248.19	93.92
SNL Asset Manager Index	100.00	137.38	174.72	202.62	230.65	109.62
S&P 500	100.00	114.59	120.22	139.20	146.85	92.52

* The SNL Asset Manager Index currently comprises the following companies: Affiliated Managers Group, Inc.; AllianceBernstein Holding L.P.; Alternative Asset Management; BKF Capital Group, Inc.; BlackRock, Inc.; Blackstone Group L.P.; Brookfield Asset Management; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Diamond Hill Investment Group; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors, Inc.; Fortress Investment Group; Franklin Resources, Inc.; GAMCO Investors, Inc.; GLG Partners, Inc.; Hennessy Advisors, Inc.; Integrity Mutual Funds, Inc.; Invesco Ltd.; Janus Capital Group, Inc.; Legg Mason, Inc.; Och-Ziff Capital Management; Pzena Investment Management; SEI Investments Co.; T. Rowe Price Group, Inc.; Triplecrown Acquisition Corp.; U.S. Global Investors, Inc.; Value Line, Inc.; W.P. Stewart & Co., Ltd.; Waddell & Reed Financial, Inc.; and Westwood Holdings Group, Inc.

In accordance with the rules of the SEC, this Common Stock Performance Graph shall not be incorporated by reference into any future filings by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or under the Securities Act of 1933, as amended (the "Securities Act"), and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

Common Stock Prices

The tables below set forth by quarter the range of high and low sale and quarter-end closing prices for Cohen & Steers common stock and the cash dividends declared per common share.

Three Months Ended 2008	March 31	June 30	September 30	December 31
High price	$30.05	$32.68	$33.50	$30.00
Low price	$21.01	$25.13	$17.42	$7.65
Cash dividend declared per share	$0.22	$0.22	$0.22	$0.10

Three Months Ended 2007	March 31	June 30	September 30	December 31
High price	$52.83	$56.00	$43.52	$41.03
Low price	$38.58	$40.28	$29.65	$26.54
Cash dividend declared per share	$0.20	$0.20	$0.20	$0.20

Non-GAAP Financial Measures

In the Letter to Shareholders included in this Annual Report, we disclose earnings per share from continuing operations for the year ended December 31, 2008 adjusted to exclude the effect of the following: (i) an after-tax expense of approximately $0.06 per share due to impairment charges associated primarily with previously acquired intangible assets; (ii) an after-tax expense of approximately $0.03 per share due to severance and other employee related expenses; (iii) an after-tax expense of approximately $0.20 per share associated with losses recorded on available-for-sale securities; and (iv) a $0.04 per share increase to tax expense associated primarily with available-for-sale securities. We also disclose earnings per share for the year ended December 31, 2007 adjusted to exclude the effect of an after-tax expense of approximately $0.09 per share associated with the payment of an additional compensation agreement entered into in connection with the offering of a closed-end mutual fund. The most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States are included in the Letter to Shareholders included in this Annual Report.

Board of Directors

Martin Cohen
Co-chairman and
co-chief executive officer
Cohen & Steers, Inc.
Director since 2004

Robert H. Steers
Co-chairman and
co-chief executive officer
Cohen & Steers, Inc.
Director since 2004

Richard E. Bruce [1,2,3]
Former director, equity capital markets
Merrill Lynch & Co., Inc.
Director since 2004

Peter L. Rhein [1,2,3]
General partner
Sarlot & Rhein
Director since 2004
Chair, Audit Committee

Richard P. Simon [1,2,3]
Former managing director
Goldman, Sachs & Co.
Director since 2004
Chair, Nominating and Corporate
Governance Committee

Edmond D. Villani [1,2,3]
Former vice chairman
Deutsche Asset Management, North America
Director since 2004
Chair, Compensation Committee

Committee Memberships:
1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee

Executive Management

Martin Cohen
Co-chairman and
co-chief executive officer

Robert H. Steers
Co-chairman and
co-chief executive officer

Joseph M. Harvey
President

Matthew S. Stadler
Executive vice president,
chief financial officer

Adam M. Derechin, CFA
Executive vice president,
chief operating officer

Francis C. Poli
Executive vice president,
general counsel and secretary

DESIGN: COHEN & STEERS CREATIVE SERVICES / NEW YORK CITY

COHEN & STEERS

Corporate Headquarters
280 Park Avenue, 10th Floor
New York, New York 10017
212 832 3232 phone
212 832 3622 fax
800 330 7348
cohenandsteers.com

Offices:
166 Chaussée de la Hulpe
1170 Brussels
Belgium
+32 2 679 0660 phone

21 Sackville Street, 4th Floor
London W1S 3DN
United Kingdom
+44 207 460 6350 phone

1202, Citibank Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong
+852 3667 0080 phone

1201 Third Avenue, Suite 3810
Seattle, Washington 98101
206 788 4240 phone